International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2012

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

I INTRODUCTION	3

II FINANCIAL RISK MANAGEMENT	3

III BALANCE SHEET ANALYSIS	5

IV SUMMARY OF OPERATING INCOME AND INCOME ALLOCATION	7

V SUMMARY OF FAIR VALUE RESULTS	8

VI SENIOR MANAGEMENT CHANGES	9

LIST OF BOXES AND TABLES

Box
1. Selected Financial Data	2

Tables
1. Equity-to-Loans Ratio	4
2. Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	5
3. Condensed Balance Sheet	5
4. Condensed Statement of Operating and Allocable Income	7
5. Condensed Statement of Net Income on a Comprehensive Basis	8
6. Summary of Fair Value Adjustment on Non-Trading Portfolios, net	8
7. Condensed Balance Sheet	9
8. Condensed Statement of Income	9

CONDENSED QUARTERLY FINANCIAL STATEMENTS

CONDENSED BALANCE SHEET	11

CONDENSED STATEMENT OF INCOME	12

CONDENSED STATEMENT OF COMPREHENSIVE INCOME	13

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS	13

CONDENSED STATEMENT OF CASH FLOWS	14

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS	15

INDEPENDENT ACCOUNTANTS’ REPORT	35

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2012

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012    1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the three months ended		Full Year
	September 30, 2012	September 30, 2011	June 30, 2012
Lending Activates (Discussed in Section III)
Commitments[a]	$2,580	$2,519	$20,582
Gross disbursements[b]	3,483	4,881	19,777
Net disbursements[b]	1,283	2,551	7,798
Reported Basis
Income Statement (Discussed in Section IV)
Operating income[c]	$283	$168	$783
Board of Governors-approved transfers	—	(595)	(650)
Net income (loss)	892	(1,081)	(676)
Balance Sheet (Discussed in Section III)
Total assets	$345,231	$321,982	$338,178
Net investment portfolio	33,970	30,482	35,119
Net loans outstanding	136,346	130,956	134,209
Borrowing portfolio[d]	133,394	126,849	133,075
Allocable Income (Discussed in Section IV)	$313	$293	$998
Usable equity (Discussed in Section II)	$38,197	$38,278	$37,636
Performance Ratios (Discussed in Section II)
Return on average usable equity
Based on operating income	2.97%	1.73%	2.04%
Equity-to-loans ratio[e]	27.09	27.99	26.98

a.	Commitments include guarantee commitments.
b.	Amounts include transactions with the International Finance Corporation (IFC) and capitalized front-end fees and interest.
c.	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers.
d.	Net of derivatives.
e.	Ratio is computed using usable equity and exclude the respective periods’ operating income. (Full year June 30, 2012 amount includes proposed transfer to the General Reserve from FY 2012 net income and proposed reduction of Long-Term Income Portfolio (LTIP) reserve to nil.)

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012

I.	Introduction

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and Management’s Discussion and Analysis (MD&A) issued for the fiscal year ended June 30, 2012 (FY 2012). IBRD undertakes no obligation to update any forward-looking statements.

Basis of Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement. However, the loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). This asymmetry results in volatility in reported net income and equity, which does not fully reflect the financial results of IBRD.

II.	Financial Risk Management

Under IBRD’s financial risk management framework, it is Management’s intention to hold the instruments in the loan, borrowing, and asset-liability management portfolios to maturity. These instruments include derivatives, which are used to manage the interest rate basis and currency composition of IBRD’s loan and borrowing related cash flows. Accordingly, allocable income, which excludes unrealized mark-to-market gains and losses associated with instruments that are not held for trading purposes, as well as other adjustments for items such as Board of Governors’ approved transfers and pension, provides the best representation of IBRD’s financial results. See Table 4 and the June 30, 2012 MD&A for further details. It is Management’s practice to recommend at the end of each fiscal year, distributions out of allocable income to augment reserves and support development activities.

In an effort to maximize its capacity to support its mandate of providing lending to its member countries, IBRD limits its exposure to market and commercial counterparty credit risks. In addition, to ensure that the credit risks associated with its loans and other exposures1 do not exceed its risk bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool. The following sections provide details on capital adequacy and the management of market and commercial counterparty credit risks.

Capital Adequacy

The equity-to-loans ratio is a key measure of IBRD’s capital adequacy and its ability to respond to client needs, and is guided by the strategic capital adequacy framework, with a target risk coverage range of 23 to 27 percent. This framework seeks to ensure IBRD’s usable equity is sufficient to withstand credit shocks to its loan portfolio over the medium-term capital planning horizon.

IBRD’s equity-to-loans ratio increased from 26.98% at June 30, 2012 to 27.09% at September 30, 2012 (see Table 1), and is slightly above the target risk coverage range. The increase in the ratio was primarily as a result of the increase in usable equity, due to the receipt of additional paid-in capital and additional national currency paid-in capital becoming usable during the period.

As a result of the 2008 global financial crisis, IBRD experienced a surge in its lending activity. In order to strengthen IBRD’s capital adequacy and to ensure it remains sufficiently robust to support shareholder goals with regard to its medium-term lending plans, IBRD’s shareholders agreed in 2010 to a package of financial measures with the objective of keeping the equity-to-loans ratio aligned with the strategic capital adequacy framework. The package of financial measures includes a capital increase that is effective over a five year period starting in the fiscal year ended June 30, 2011 (FY 2011), as well as efforts by Management to work with shareholders to increase the usability of their national currency paid-in capital, which is subject to certain restrictions. Under the terms of the capital increase resolutions, subscribed capital is expected to increase by $86.2 billion over the five year period, of which $5.1 billion will be paid-in. As of September 30, 2012, $16,607 million had been subscribed, resulting in additional paid-in capital of $978 million, of which $61 million was paid in during the first three months of the fiscal year ended June 30, 2013 (FY 2013). In addition, as of September 30, 2012, IBRD has entered into agreements to release $1,591 million of national currency paid-in capital for use in IBRD’s operations; of which $1,106 million has been used as of September 30, 2012 ($227 million became usable during the first three months of FY2013).

[1]	Other exposures include: deferred drawdown option, irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012    3

Table 1: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

As of	September 30, 2012	September 30, 2011	June 30, 2012
Reported Basis
Equity-to-loans ratio	27.09%	27.99%	26.98%
Usable equity	$38,197	$38,278	$37,636
Loans outstanding, LTIP assets and other exposures	$140,989	$136,708	$139,488

Management of Market and Commercial Counterparty Credit Risks

As previously discussed, in an effort to maximize its capacity to support its mandate of providing lending to its eligible member countries, IBRD limits its exposure to market and commercial counterparty credit risks. Of the various types of market risk, the most significant market risk faced by IBRD is interest rate risk. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. For more details on how IBRD manages these risks, as well as on the overall framework of IBRD’s financial risk management, refer to the June 30, 2012 MD&A. The following sections provide additional details on how IBRD manages interest rate and commercial counterparty credit risks.

Interest Rate Risk:

To manage its interest rate risk exposure, IBRD seeks to match the interest-rate sensitivity of its assets (loan and investment portfolios) and its liabilities (borrowing portfolio) through the use of derivatives such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable rate instruments. While this strategy helps to manage IBRD’s interest margin on debt funded loans from interest rate volatility, the interest income on loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD implemented in FY 2008, an equity duration extension strategy with the objective of reducing the sensitivity of income to fluctuations in short-term interest rates. Under this strategy, the need to reduce the sensitivity of income was balanced against the availability of instruments with sufficient liquidity to execute the strategy effectively. This balance was achieved by entering into interest rate swaps with a 10-year ladder re-pricing profile, resulting in the duration of equity increasing from three months to approximately five years.

The income from this strategy has contributed $262 million to operating income for the first three months of FY 2013, compared with $286 million for the same period in FY 2012. Since inception, this strategy has generated $3,810 million of income for IBRD.

Commercial Counterparty Credit Risk:

The effective management of commercial counterparty credit risk is vital to the success of IBRD’s funding, investment and asset/liability management activities. The monitoring and managing of this risk is a continuous process due to the changing market environment. Commercial counterparty credit risk is managed through the application of eligibility criteria, volume limits for transactions with individual counterparties, and through the use of mark-to-market collateral arrangements for swap transactions.

Table 2 summarizes IBRD’s commercial counterparty credit risk exposure. The overall decrease in this exposure from June 30, 2012 reflects the decline in the liquidity balance as discussed further in Section III. In addition, during the first three months of FY 2013, IBRD’s exposure to counterparties rated A increased by approximately $2 billion, in line with efforts to reduce IBRD’s concentration risk by allowing a wider universe of banking counterparties. Despite this increase in exposure, IBRD’s overall commercial counterparty credit risk profile has remained largely unchanged due to the shorter maturities of instruments rated A+ and below.

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012

As shown below, the credit quality of IBRD’s portfolio still remains concentrated in the upper end of the credit spectrum with 84% of the portfolio rated AA or above, reflecting IBRD’s continued preference for highly rated securities and counterparties across all categories of financial instruments. Total commercial counterparty credit exposure, net of collateral held was $34.2 billion, as of September 30, 2012. Of this amount $8.7 billion (25%) related to countries in the Euro Zone; of which $6.7 billion (77%) is rated AA or above and none were rated below A.

Table 2: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of September 30, 2012
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,397	$8,564	$—	$16,961	50%
AA	4,452	6,374	731	11,557	34
A	—	5,512	141	5,653	16
BBB	—	2	—	2	*
BB or lower	—	10	—	10	*

Total	$12,849	$20,462	$872	$34,183	100%

	As of June 30, 2012
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure	% of Total
AAA	$8,842	$8,054	$—	$16,896	48%
AA	6,086	8,030	550	14,666	42
A	—	3,457	177	3,634	10
BBB	—	4	—	4	*
BB or lower	—	8	—	8	*

Total	$14,928	$19,553	$727	$35,208	100%

a.	Excludes (a) externally managed portfolios including Post-Employment Benefits Plan and (b) swap exposures executed with borrowing member countries, International Finance Facility for Immunisation and International Development Association (IDA).
*	Indicates amounts less than 0.5%.

III.	Balance Sheet Analysis

The condensed version of IBRD’s reported basis balance sheet is presented in Table 3.

Table 3: Condensed Balance Sheet

In millions of U.S. dollars

As of	September 30, 2012	June 30, 2012	Variance
Investments and due from banks	$42,180	$39,481	$2,699
Net loans outstanding	136,346	134,209	2,137
Receivable from derivatives	162,459	160,814	1,645
Other assets	4,246	3,674	572

Total Assets	$345,231	$338,178	$7,053

Borrowings	147,020	$145,339	$1,681
Payable for derivatives	145,419	144,837	582
Other liabilities	14,537	11,317	3,220
Equity	38,255	36,685	1,570

Total Liabilities and Equity	$345,231	$338,178	$7,053

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012    5

During the first three months of FY 2013, IBRD experienced an increase in the loan and borrowing portfolios and a decrease in the investment portfolio, as discussed below.

Lending Activities Highlights

IBRD’s principal assets are its loans to member countries.

For the first three months of FY 2013, loan commitments were $2,580 million, an increase of $61 million compared to the same period in FY 2012. Following the peak in FY 2010 of $44,197 million in new loan commitments in response to the global financial crisis, the declining commitment levels reflect the expected reversion to pre-crisis levels of approximately $15 billion annually.

As of September 30, 2012, on a reported basis, IBRD’s net loan portfolio increased by $2,137 million from June 30, 2012, primarily due to $1,283 million in net loan disbursements made in the first three months of FY 2013 and currency translation gains of $850 million, consistent with the appreciation of the euro against the U.S. dollar during the same period.

On July 5, 2012, the Executive Directors approved the proposal for IBRD to lend up to $197 million to IFC in connection with the release of a member’s national currency paid-in capital to IBRD.

Investment Activities Highlights

IBRD’s investments include a liquid assets portfolio and holdings related to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) and Post-Employment Benefits Plan (PEBP). In FY 2012, investments included the LTIP, which was fully liquidated during the fourth quarter of FY 2012 in order to maximize the capital available to support lending. As of September 30, 2012, the carrying value of the net investment portfolio was $33,970 million of which $33,069 million related to the liquid asset portfolio (see Note C—Investments in the Notes to the Condensed Quarterly Financial Statements).

The liquid asset portfolio is comprised of three sub portfolios: stable, operational and discretionary. Its objective is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments, as reflected in the prudential minimum liquidity level.

The prudential minimum liquidity level has been set at $22 billion for FY 2013, reflecting an increase of $1 billion from FY 2012. As of September 30, 2012, the liquid asset portfolio was approximately $33 billion or 150% of the prudential minimum liquidity level in effect for FY 2013, compared with 163% of the prudential minimum liquidity level as of June 30, 2012. The decrease is consistent with Management’s decision to revert to normal liquidity levels during FY 2013. During FY 2012, high levels of liquidity were maintained in response to the uncertainty associated with the financial crisis. Management will continue to monitor the liquidity levels to allow for coverage of approximately 12 months of continued operations.

Funding Activities Highlights

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During the first three months of FY 2013, IBRD raised medium- and long-term debt of $4,284 million in 14 currencies.

At September 30, 2012, the borrowing portfolio totaled $133,394 million, an increase of $319 million, as compared with June 30, 2012 (see Note E—Borrowings in the Notes to the Condensed Quarterly Financial Statements). This was primarily due to $640 million of currency translation losses consistent with the appreciation of the euro against the U.S. dollar, partially offset by net unrealized mark-to-market gains of $399 million.

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012

IV.	Summary of Operating Income and Income Allocation

Operating Income

The primary drivers of IBRD’s operating income are interest earned (net of funding cost) on the loan and investment portfolios, income from the equity duration extension strategy, net non-interest expense, and the provision for losses on loans and other exposures.

Table 4 summarizes IBRD’s operating income and provides a reconciliation to allocable income. Operating income was higher for the first three months of FY 2013 by $115 million as compared to the same period in FY 2012, primarily as a result of the following:

LTIP:

LTIP was fully liquidated during the fourth quarter in FY 2012.

Investment income, net of funding costs:

For the first three months of FY 2013, investment income, net of funding costs was $58 million, primarily due to the unrealized mark-to-market gains resulting from the tightening of credit spreads. In contrast, during the same period in FY 2012, investment income, net of funding costs was $6 million, primarily due to a decline in yields and unrealized mark-to-market losses as a result of the widening of the credit spreads.

Table 4: Condensed Statement of Operating and Allocable Income

In millions of U.S. dollars

For the three months ended September 30,	2012	2011	Variance
Interest income, net of funding costs
Interest margin	$200	$178	$22
Equity-funded loans	50	43	7
Equity duration extension strategy	262	286	(24)
Investments	58	6	52

Net Interest Income	$570	$513	$57

Provision for losses on loans and other exposures –(charge)	(2)	(3)	1
LTIP loss	—	(103)	103
Other income, net	14	14	—
Net non-interest expense	(299)	(253)	(46)

Operating Income[a]	$283	$168	$115

Adjustments:
Pension and other adjustments	30	6	24
LTIP	—	119	(119)

Allocable Income	$313	$293	$20

a.	Reported net income after adjustments to exclude Board of Governors-approved transfers and fair value adjustment on non-trading portfolios, net, see Table 5.

These factors were partially offset by:

Net non-interest expense:

The $46 million increase in net non-interest expense was primarily due to higher pension expense.

Income Allocation

On August 9, 2012, IBRD’s Executive Directors approved the allocation of $390 million out of the net income earned in the fiscal year ended June 30, 2012, to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $3 million, an increase in Restricted Retained Earnings by $13 million and a reduction in the LTIP Reserve by $225 million, reflecting the liquidation of LTIP.

Subsequent to the reporting date, on October 12, 2012, IBRD’s Board of Governors approved an immediate transfer to IDA of $608 million, out of the FY 2012 net income.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012    7

V.	Summary of Fair Value Results

Movements in fair value measures reflect short-term volatility based on the market environment. Given that IBRD intends to hold its instruments to maturity (with the exception of the investment portfolio), fair value results are not used for income allocation purposes by Management. Rather, they are used for specific purposes, for example, to assess the performance of the investments portfolio, which is a trading portfolio, and to manage counterparty credit risk, including collateral management. See Section II for further details on commercial counterparty credit risk management.

Tables 5, 6, 7 and 8 provide information on a full fair value basis for IBRD. Under the fair value basis, in addition to the instruments in the investment, borrowing and asset-liability management portfolios, all loans are reported at fair value.

The primary drivers of the fair value adjustments are the movements of the yield curves, the impact of IBRD’s own credit, and the credit quality of the loan portfolio as measured by Credit Default Swap (CDS) spreads after adjustments to reflect IBRD’s recovery experience.

The fair value net income was $2,924 million for the first three months of FY 2013, compared to a net loss of $3,873 million for the same period in FY 2012 (See Table 5). The increase of $6,797 million in fair value net income is explained by the following factors:

Table 5: Condensed Statement of Net Income on a Comprehensive Basis (Fair Value Net Income)

In millions of U.S. dollars

For the three months ended September 30,	2012	2011	Variance
Reported Basis Operating Income	$283	$168	$115
Board of Governors- approved transfers	—	(595)	595
Fair value adjustments on non-trading portfolios, net	609	(654)	1,263

Reported Basis Net Income (Loss)	$892	$(1,081)	$1,973

Fair value adjustment on loans, net	1,814	(2,526)	4,340
Changes in accumulated other comprehensive income (loss)	218	(266)	484

Fair Value Net Income (Loss)	$2,924	$(3,873)	$6,797

Board of Governors-Approved Transfers: There were no Board of Governors-approved transfers during the first three months of FY 2013. Subsequent to the reporting date, IBRD transferred $608 million to IDA, out of the FY 2012 net income on October 16, 2012.

During the first three months of FY 2012, the Board of Governors approved a transfer of $520 million from IBRD’s FY 2011 net income to IDA. In addition, the Board of Governors also approved a transfer of $75 million from Surplus to the South Sudan Transition Trust Fund.

Fair Value Adjustment on Non-Trading Portfolios, net: For the first three months of FY 2013, IBRD experienced net unrealized gains of $609 million, compared with net unrealized losses of $654 million in the same period in FY 2012 (see Table 6). The key factors contributing to these net unrealized gains/losses are as follows:

During the first three months of FY 2013, IBRD experienced net unrealized gains on the borrowing portfolio of $399 million.

IBRD also experienced net unrealized gains of $204 million on the derivatives held in the asset-liability management portfolio, where IBRD is a fixed interest rate receiver. The net unrealized gains were primarily due to the decline in the yield curves of major currencies for maturities less than 10 years.

Table 6: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

For the three months ended September 30,	2012	2011	Variance
Borrowing Portfolio (including loan-related derivatives)	$399	$(1,908)	$2,307
Derivatives held in the asset-liability management portfolio	204	1,264	(1,060)
Derivatives held in the client operations portfolio	(1)	1	(2)
A loan with an embedded derivative	7	(11)	18

Net unrealized gains/(losses)	$609	$(654)	$1,263

During the first three months of FY 2012, IBRD experienced net unrealized losses of $654 million, primarily due to the significant decline in the interest rates across all major yield curves during the period.

Fair Value Adjustment on Loans: For the first three months of FY 2013, the fair value adjustment on loans was positive $1,814 million compared to negative $2,526 million in the same period in FY 2012 (see Table 5). This adjustment reflects changes in both interest rates and credit risk. The positive fair value adjustment for the first three months of FY 2013 was primarily driven by unrealized credit gains due to the tightening of sovereign CDS spreads. In contrast, during the same period in FY 2012, the negative fair value adjustment was primarily driven by unrealized credit losses due to the widening of CDS spreads, partially offset by the decline in interest rates.

Changes to Accumulated Other Comprehensive Income: The changes to AOCI for the first three months of FY 2013 resulted in an increase of $218 million, which primarily relates to the net positive currency translation adjustments resulting from the appreciation of the euro against the U.S. dollar (see Table 5). In contrast, during the same period in FY 2012, the change to AOCI resulted in a charge of $266 million, primarily related to the net negative currency translation adjustments resulting from the depreciation of the euro against the U.S. dollar.

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012

Tables 7 and 8 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 7: Condensed Balance Sheet

In millions of U.S. dollars

	September 30, 2012			June 30, 2012
As of	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$8,877	—	$8,877	$5,806	—	$5,806
Investments	33,303	—	33,303	33,675	—	33,675
Receivable from derivatives	162,459	—	162,459	160,814		160,814
Net loans outstanding	136,346	$(208)	136,138	134,209	$(2,011)	132,198
Other assets	4,246	—	4,246	3,674		3,674

Total assets	$345,231	$(208)	$345,023	$338,178	$(2,011)	$336,167

Borrowings	$147,020	$(1)[a]	$147,019	$145,339	$(2)[a]	$145,337
Payable for derivatives	145,419	—	145,419	144,837	—	144,837
Other liabilities	14,537	—	14,537	11,317	—	11,317

Total liabilities	306,976	$(1)	306,975	301,493	(2)	301,491

Paid in capital	12,479	—	12,479	12,418	—	12,418
Retained earnings and other equity	25,776	(207)	25,569	24,267	(2,009)	22,258

Total equity	38,255	(207)	38,048	36,685	(2,009)	34,676

Total liabilities and equity	$345,231	$(208)	$345,023	$338,178	$(2,011)	$336,167

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Table 8: Condensed Statement of Income

In millions of U.S. dollars

	2012			2011
For the three months ended September 30,	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Net Income on a Comprehensive Basis[a]
Income from loans	$636	—	$636	$629	—	$629
Income from investments, net[b]	106	—	106	(83)	—	(83)
Equity duration extension swaps, net	262	—	262	286	—	286
Other income	85	—	85	82	—	82

Total income	$1,089	—	$1,089	$914	—	$914

Borrowing expenses	$405	—	$405	$391	—	$391
Administrative expenses including contributions to special programs	399	—	399	352	—	352
Provision for losses on loans and other exposures – increase (decrease)	2	$(2)	—	3	$(3)	—

Total expenses	$806	$(2)	$804	$746	$(3)	$743

Operating income	$283	$2	$285	$168	$3	$171

Board of Governors-approved transfers	—	—	—	(595)	—	(595)
Fair value adjustment on non-trading portfolios, net[c]	609	—	609	(654)	—	(654)
Fair value adjustment on loans[d]	—	1,812	1,812	—	(2,529)	(2,529)
Changes to accumulated other comprehensive income	—	218	218	—	(266)	(266)

Net Income (Loss)	$892	$2,032	$2,924	$(1,081)	$(2,792)	$(3,873)

a.	Net income on a fair value comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value under the reported basis.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

VI.	Senior Management Changes

Effective July 1, 2012, Jim Yong Kim became the President of IBRD.

Following the decision by Vincenzo La Via to retire as CFO of IBRD, Charles McDonough was appointed as acting CFO effective March 28, 2012. A global search for a new CFO is in progress.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012    9

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10    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2012

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2012 (Unaudited)	June 30, 2012 (Unaudited)
Assets
Due from banks—Note C
Unrestricted currencies	$8,717	$5,682
Currencies subject to restrictions	160	124

	8,877	5,806

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $2 million—September 30, 2012; $7 million—June 30, 2012)—Note C	32,291	33,466
Securities purchased under resale agreements—Note C	1,012	209
Derivative assets—Notes C, F and I
Investments	17,013	18,554
Client operations	27,668	27,560
Borrowings	112,926	110,103
Other assets/liabilities	4,852	4,597

	162,459	160,814

Loans outstanding—Notes D and I
Total loans	200,612	199,241
Less undisbursed balance	62,145	62,916

Loans outstanding (including a loan at fair value of $138 million—September 30, 2012; $125 million—June 30, 2012)	138,467	136,325
Less:
Accumulated provision for losses on loans	1,698	1,690
Deferred loan income	423	426

Net loans outstanding	136,346	134,209
Other assets—Notes C and I	4,246	3,674

Total assets	$345,231	$338,178

Liabilities
Borrowings—Note E	$147,020	$145,339
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	6,867	3,700
Derivative liabilities—Notes C, F and I
Investments	17,630	18,631
Client operations	27,659	27,551
Borrowings	99,300	97,839
Other assets/liabilities	830	816

	145,419	144,837

Other liabilities—Notes C, D and I	7,670	7,617

Total liabilities	306,976	301,493

Equity
Capital stock—Note B
Authorized (2,307,600 shares—September 30, 2012 and June 30, 2012)
Subscribed (1,713,624 shares—September 30, 2012; 1,702,605 shares—June 30, 2012)	206,723	205,394
Less uncalled portion of subscriptions	194,244	192,976

Paid-in capital	12,479	12,418
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(584)	(845)
Receivable amounts to maintain value of currency holdings	(79)	(79)
Deferred amounts to maintain value of currency holdings	686	561
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	29,939	29,047
Accumulated other comprehensive loss—Note J	(4,186)	(4,417)

Total equity	38,255	36,685

Total liabilities and equity	$345,231	$338,178

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012    11

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2012	2011
Income
Loans—Note D	$636	$629
Investments-Trading, net—Note C	106	(83)
Interest on equity duration extension swaps, net—Note F	262	286
Other—Note I	85	82

Total income	1,089	914

Expenses
Borrowings, net	405	391
Administrative—Notes H and I	384	337
Contributions to special programs	15	15
Provision for losses on loans and other exposures—Note D	2	3

Total expenses	806	746

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	283	168
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and K	609	(654)
Board of Governors-approved transfers—Note G	—	(595)

Net income (loss)	$892	$(1,081)

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

12    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2012	2011
Net income (loss)	$892	$(1,081)
Other comprehensive income (loss)—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	1
Amortization of unrecognized net actuarial losses	67	19
Amortization of unrecognized prior service costs	5	2
Currency translation adjustment	158	(339)

Total other comprehensive income (loss)	231	(317)

Comprehensive income (loss)	$1,123	$(1,398)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2012	2011
Retained earnings at beginning of the fiscal year	$29,047	$29,723
Net income (loss) for the period	892	(1,081)

Retained earnings at end of the period	$29,939	$28,642

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012    13

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2012	2011
Cash flows from investing activities
Loans
Disbursements	$(3,477)	$(4,868)
Principal repayments	2,200	2,322
Principal prepayments	—	8
Loan origination fees received	8	8
Other investing activities, net	(17)	(20)

Net cash used in investing activities	(1,286)	(2,550)

Cash flows from financing activities
Medium- and long-term borrowings
New issues	4,047	10,864
Retirements	(6,334)	(5,999)
Net short-term borrowings	1,184	(2,239)
Net derivatives—borrowings	628	303
Capital subscriptions	61	13
Other capital transactions, net	243	32

Net cash (used in) provided by financing activities	(171)	2,974

Cash flows from operating activities
Net income (loss)	892	(1,081)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Fair value adjustment on non-trading portfolios, net	(609)	654
Depreciation and amortization	214	213
Provision for losses on loans and other exposures	2	3
Changes in:
Investments—Trading, net	4,277	1,276
Other assets and liabilities	(286)	(85)

Net cash provided by operating activities	4,490	980

Effect of exchange rate changes on unrestricted cash	2	(7)

Net increase in unrestricted cash	3,035	1,397
Unrestricted cash at beginning of the fiscal year	5,682	2,312

Unrestricted cash at end of the period	$8,717	$3,709

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$850	$(2,080)
Investment portfolio	43	13
Borrowing portfolio	640	(1,611)
Capitalized loan origination fees included in total loans	6	13
Interest paid on Borrowing portfolio	203	77

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2012 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2012 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 became law. These Acts seek to reform the U.S. health care system and their various provisions will become effective over the next several years. While the Acts have no impact on IBRD as of September 30, 2012, IBRD continues to evaluate the potential future implications of these Acts.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities.

The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of September 30, 2012. IBRD continues to evaluate the potential future implications of the Act.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires comprehensive income to be reported in either a single statement or in two consecutive statements. The ASU does not change which items are reported in other comprehensive income or existing requirements to reclassify items out of accumulated other comprehensive income to net income. Subsequently, in December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred certain reclassification provisions in ASU 2011-05. For IBRD, the ASUs were effective from the quarter ended September 30, 2012, but did not have an effect on IBRD’s financial statements as these are already in compliance with one of the options allowed under ASU 2011-05.

In August 2012, the FASB issued a proposed ASU, Comprehensive Income (Topic 220): Presentation of Items Reclassified Out of Accumulated Other Comprehensive Income, which would require entities to present separately in the notes to the financial statements, tabular information about items that are reclassified out of each component of accumulated other comprehensive income. IBRD is currently evaluating the impact of this proposed ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the three months ended September 30, 2012 and the fiscal year ended June 30, 2012:

	Authorized shares	Subscribed shares
As of June 30, 2011	2,307,600	1,605,930
General and Selective Capital Increase (GCI/SCI)	—	95,238
New membership	—	1,437

As of June 30, 2012	2,307,600	1,702,605
GCI/SCI	—	11,019

As of September 30, 2012	2,307,600	1,713,624

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    15

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the three months ended September 30, 2012 and the fiscal year ended June 30, 2012:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2011	$193,732	$(182,012)	$11,720
GCI/SCI	11,489	(10,800)	689
New membership	173	(164)	9

As of June 30, 2012	$205,394	$(192,976)	$12,418
GCI/SCI	1,329	(1,268)	61

As of September 30, 2012	$206,723	$(194,244)	$12,479

NOTE C—INVESTMENTS

IBRD’s investments include a liquid assets portfolio, and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) and Post Employment Benefit Plan (PEBP).

The composition of IBRD’s net investment portfolio as of September 30, 2012 and June 30, 2012 was as follows:

In millions of U.S. dollars

	September 30, 2012	June 30, 2012
Net investments portfolio
Liquid assets portfolio	$33,069	$34,189
AMC holdings	269	326
PEBP holdings	632	604

Total	$33,970	$35,119

The investment securities held by IBRD are carried and reported at fair value, or at face value which approximates fair value. As of September 30, 2012, the majority of Investments-Trading is comprised of government and agency obligations, and time deposits (56% and 35%, respectively), with almost all the instruments classified as Level 1 or Level 2 within the fair value hierarchy.

A summary of IBRD’s Investments-Trading at September 30, 2012 and June 30, 2012, is as follows:

In millions of U.S. dollars

	Carrying Value
	September 30, 2012	June 30, 2012
Investments—Trading
Equity securities	$195	$165
Government and agency obligations	18,125	19,742
Time deposits	11,243	10,811
Asset-backed securities (ABS)	2,728	2,748

Total	$32,291	$33,466

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of September 30, 2012 and June 30, 2012:

In millions of U.S. dollars

	Carrying Value
	September 30, 2012	June 30, 2012
Investments—Trading	$32,291	$33,466
Securities purchased under resale agreements	1,012	209
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(6,867)	(3,700)
Derivative assets
Currency forward contracts	7,217	6,542
Currency swaps	9,653	11,876
Interest rate swaps	142	135
Other[a]	1	*

Total	17,013	18,554

Derivative liabilities
Currency forward contracts	(7,369)	(6,448)
Currency swaps	(9,948)	(11,876)
Interest rate swaps	(313)	(307)

Total	(17,630)	(18,631)

Cash held in investment portfolio[b]	8,425	5,340
Receivable from investment securities traded[c]	22	18
Payable for investment securities purchased[d]	(296)	(137)

Net Investment Portfolio	$33,970	$35,119

a.	These relate to Mortgage-Backed Securities To-Be-Announced (TBA securities).
b.	This amount is included in Unrestricted Currencies under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see note F—Derivative Instruments.

As of September 30, 2012, there were no short sales included in Other liabilities on the Condensed Balance Sheet (Nil—June 30, 2012).

For the three months ended September 30, 2012, IBRD’s income included $27 million of unrealized gains, (unrealized losses of $145 million—three months ended September 30, 2011).

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of September 30, 2012 and June 30, 2012:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of September 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$178	$17	$—	$195
Government and agency obligations	2,684	15,391	50	18,125
Time deposits	793	10,450	—	11,243
ABS	—	2,719	9	2,728

Total Investments – Trading	3,655	28,577	59	32,291
Securities purchased under resale agreements	1,012	—	—	1,012
Derivative assets-Investments
Currency forward contracts	—	7,217	—	7,217
Currency swaps	—	9,653	—	9,653
Interest rate swaps	—	142	—	142
Other[a]	—	1	—	1

Total Derivative assets-Investments	—	17,013	—	17,013

Total	$4,667	$45,590	$59	$50,316

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]	$—	$2	$—	$2
Derivative liabilities-Investments
Currency forward contracts	—	7,369	—	7,369
Currency swaps	—	9,948	—	9,948
Interest rate swaps	—	313	—	313

Total Derivative liabilities-Investments	—	17,630	—	17,630

Total	$—	$17,632	$—	$17,632

a.	These relate to TBA securities.
b.	Excludes $6,865 million relating to payable for cash collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    17

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$150	$15	$—	$165
Government and agency obligations	2,559	17,133	50	19,742
Time deposits	1,073	9,738	—	10,811
ABS	—	2,739	9	2,748

Total Investments – Trading	$3,782	$29,625	$59	$33,466

Securities purchased under resale agreements	9	200	—	209
Derivative assets-Investments
Currency forward contracts	—	6,542	—	6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Other[a]	—	*	—	*

Total Derivative assets-Investments	—	18,554	—	18,554

Total Assets	$3,791	$48,379	$59	$52,229

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$7	$—	$7
Derivative liabilities-Investments
Currency forward contracts	—	6,448	—	6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307

Total Derivative liabilities-Investments	—	18,631	—	18,631

Total Liabilities	$—	$18,638	$—	$18,638

a.	These relate to TBA securities.
b.	Excludes $3,693 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million

The following table provides a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the three months ended September 30, 2012 and September 30, 2011:

Level 3 Financial Instruments

In millions of U.S. dollars

	Investments–Trading
	Three Months Ended September 30, 2012			Three Months Ended September 30, 2011
	ABS	Government and Agency Obligations	Total	ABS
Beginning of the fiscal year	$9	$50	$59	$13
Total realized/unrealized gains (losses) in:
Net income	*	*	*	(*	)
Purchases	*	—	*	*
Sales/Settlements	(1)	—	(1)	(*	)
Transfers into (out of), net	1	—	1	(4)

End of the period	$9	$50	$59	$9

*	Indicates amount less than $0.5 million.

The following table provides information on the unrealized gains or losses included in income for the three months ended September 30, 2012 and September 30, 2011, relating to IBRD’s Level 3 Investments – Trading assets still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2012	2011
Condensed Statement of Income location
Investments – Trading, net	$1	$(1)

*	Indicates amount less than $0.5 million.

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

The fair value of Level 3 instruments in the investment portfolio is estimated using valuation models that incorporate observable market inputs and unobservable inputs. The significant unobservable inputs include constant prepayment rates, probability of default, and loss severity. The constant prepayment rate is an annualized expected rate of principal prepayment for a pool of ABS. The probability of default is an estimate of the expected likelihood of not collecting contractual amounts owed. Loss severity is the present value of lifetime losses (both interest and principal) as a percentage of the principal balance.

Significant increases (decreases) in the assumptions used for these inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for constant prepayment rates.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments as of September 30, 2012 and June 30, 2012, and quantitative information regarding the significant unobservable inputs used:

In millions of U.S. dollars

Portfolio	Fair Value at September 30, 2012	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (weighted average) September 30, 2012	Range (weighted average) June 30, 2012

Investments (ABS)	$9	$9	Discounted Cash Flow	Probability of default	0% to 10% (4.91%)	0% to 18% (5.77%)

				Constant prepayment rate	0% to 11% (2.41%)	0.50% to 15% (4.80%)

				Loss severity	0% to 100% (50.99%)	0% to 100% (76.19%)

Inter-level transfers

The table below provides the details of all gross inter-level transfers for the three months ended September 30, 2012 and September 30, 2011:

In millions of U.S. dollars

	Investments–Trading ABS
	Three Months Ended September 30,
	2012		2011
	Level 2	Level 3	Level 2	Level 3
Transfers into (out of)	$7	$(7)	$7	$(7)
Transfers (out of) into	(8)	8	(3)	3

	$(1)	$1	$4	$(4)

The transfers from Level 2 to Level 3 reflect the unavailability of quoted prices for similar instruments resulting from a decreased volume of trading for these instruments. Conversely, the transfers from Level 3 to Level 2 reflect the availability of quoted prices for similar instruments resulting from increased volume of trading for these instruments.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value.

Securities purchased under resale agreements, Securities sold under agreements to repurchase, and Securities lent under securities lending agreements

These securities are reported at face value, which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is a party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    19

require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of September 30, 2012 and June 30, 2012:

In millions of U.S. dollars

	September 30, 2012	June 30, 2012
Collateral received
Cash	$6,865	$3,693
Securities	7,642	10,238

Total collateral received	$14,507	$13,931

Collateral permitted to be repledged	$14,507	$13,931
Amount of collateral repledged	—	—

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and ABS. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	September 30, 2012	June 30, 2012	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$2	$7	Included under Investments-Trading on the Condensed Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$2	$7	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2012, IBRD had received securities with a fair value of $1,022 million ($209 million—June 30, 2012). None of these securities had been transferred under repurchase or securities lending agreements as of that date (Nil—June 30, 2012).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee.

Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

Of the total loans outstanding as of September 30, 2012, 82% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the Medium risk and High risk classes.

As of September 30, 2012, only 0.33% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.23% of the total loans portfolio.

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analyses can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following tables provide an aging analysis of IBRD’s loans as of September 30, 2012 and June 30, 2012:

In millions of U.S. dollars

	September 30, 2012
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,904	$14,904
Medium	—	—	—	—	—	—	69,591	69,591
High	1	—	—	—	—	1	53,370	53,371

Loans in accrual status[a]	1	—	—	—	—	1	137,865	137,866
Loans in nonaccrual status[a]	5	—	—	—	441	446	17	463
Loan at fair value[b]	—	—	—	—	—	—	138	138

Total	$6	$—	$—	$—	$441	$447	$138,020	$138,467

In millions of U.S. dollars

	June 30, 2012
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,799	$14,799
Medium	—	—	—	—	—	—	68,191	68,191
High	10	—	—	—	—	10	52,738	52,748

Loans in accrual status[a]	10	—	—	—	—	10	135,728	135,738
Loans in nonaccrual status[a]	—	—	—	13	428	441	21	462
Loan at fair value[b]	—	—	—	—	—	—	125	125

Total	$10	$—	$—	$13	$428	$451	$135,874	$136,325

a.	At amortized cost
b.	For the loan at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    21

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the three months ended September 30, 2012, and for the fiscal year ended June 30, 2012, are summarized below:

In millions of U.S. dollars

	September 30, 2012			June 30, 2012
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,690	$35	$1,725	$1,549	$29	$1,578
Provision – (release) charge	(1)	3	2	181	8	189
Translation adjustment	9	*	9	(40)	(2)	(42)

Accumulated provision, end of the period/fiscal year	$1,698	$38	$1,736	$1,690	$35	$1,725

Composed of accumulated provision for losses on:
Loans in accrual status	$1,466			$1,459
Loans in nonaccrual status	232			231

Total	$1,698			$1,690

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$137,866			$135,738
Loans at amortized cost in nonaccrual status	463			462
Loan at fair value in accrual status	138			125

Total	$138,467			$136,325

*	Indicates amount less than $0.5 million.

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative assets – Client operations	Provision for losses on loans and other exposures

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by International Development Agency (IDA) to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

At September 30, 2012, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2012 and June 30, 2012, and for the three months ended September 30, 2012 and September 30, 2011:

In millions of U.S. dollars

	September 30, 2012	June 30, 2012
Recorded investment in nonaccrual loans[a]	$463	$462
Accumulated provision for loan losses on nonaccrual loans	232	231
Average recorded investment in nonaccrual loans for the period/fiscal year	462	464
Overdue amounts of nonaccrual loans	780	761
of which:
Principal	446	441
Interest and charges	334	320

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars

	Three Months Ended September 30,
	2012	2011
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9

During the three months ended September 30, 2012 and September 30, 2011, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Information relating to the sole borrowing member with loans or other exposures in nonaccrual status at September 30, 2012 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$463	$780	October 2000

Guarantees

Guarantees of $1,820 million were outstanding at September 30, 2012 ($1,753 million—June 30, 2012). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 4 and 19 years, and expire in decreasing amounts through 2029.

At September 30, 2012, liabilities of $56 million ($50 million—June 30, 2012), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $22 million ($18 million—June 30, 2012).

During the three months ended September 30, 2012, and September 30, 2011, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income during the three months ended September 30, 2012 and September 30, 2011 resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended September 30,
	2012	2011
Interest waivers	$33	$37
Commitment charge waivers	5	8
Loan origination fee waivers	5	7

Total	$43	$52

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on determination of the contribution to net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the three months ended September 30, 2012, loans to two countries generated in excess of ten percent of total loan income; this amounted to $68 million, each.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    23

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the three months ended September 30, 2012, and September 30, 2011, is presented in the following table:

In millions of U.S. dollars

	September 30, 2012		September 30, 2011
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,887	$4	$1,414	$2
East Asia and Pacific	27,561	129	26,206	118
Europe and Central Asia	39,374	144	37,359	174
Latin America and the Caribbean	46,324	278	45,141	261
Middle East and North Africa	9,946	45	9,832	47
South Asia	13,137	35	12,919	26
Other[a]	238	1	50	1

Total	$138,467	$636	$132,921	$629

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at September 30, 2012 was 2%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan for the three months ended September 30, 2012 and September 30, 2011:

In millions of U.S. dollars

	Three Months Ended September 30,
	2012	2011
Beginning of fiscal year	$125	$139
Total unrealized gains (losses) in:
Net income	9	(9)
Other comprehensive income	4	(10)

End of the period	$138	$120

The following table reflects the fair value adjustment on the loan included in income for the three months ended September 30, 2012 and September 30, 2011, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2012	2011
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$7	$(11)

The following table presents the fair value of all IBRD’s loans along with their respective carrying values as of September 30, 2012 and June 30, 2012:

In millions of U.S. dollars

	September 30, 2012		June 30, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$136,346	$136,138	$134,209	$132,198

Valuation Methods and Assumptions

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of September 30, 2012 and June 30, 2012, except for the one loan which was reported at fair value, all other loans were carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of September 30, 2012, 93% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

The following table summarizes IBRD’s borrowings portfolio after derivatives as of September 30, 2012 and June 30, 2012:

In millions of U.S. dollars

	September 30, 2012	June 30, 2012
Borrowings	$147,020	$145,339
Currency swaps, net	(10,813)	(9,663)
Interest rate swaps, net	(2,813)	(2,601)

	$133,394	$133,075

24 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

IBRD uses derivative contracts to modify the interest rate and/or currency characteristics of the instruments in the borrowing portfolio. For details regarding Currency swaps and Interest rate swaps, see Note F—Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of September 30, 2012 and June 30, 2012 is as follows:

In millions of U.S. dollars

	September 30, 2012	June 30, 2012
Level 1	$—	$—
Level 2	136,092	134,371
Level 3	10,928	10,968

	$147,020	$145,339

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three months ended September 30, 2012 and September 30, 2011 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended September 30,
	2012	2011
Beginning of fiscal year	$10,968	$12,416
Total realized/ unrealized losses (gains) in:
Net income	62	304
Other comprehensive income	255	383
Issuances	40	1
Settlements	(65)	(630)
Transfers into (out of), net	(332)	(45)

End of the period	$10,928	$12,429

Information on the unrealized gains or losses included in income for the three months ended September 30, 2012 and September 30, 2011, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2012	2011
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(58)	$(288)

The following table provides information on the unrealized gains or losses included in income for the three months ended September 30, 2012 and September 30, 2011, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2012	2011
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(187)	$(3,626)

During the three months ended September 30, 2012, and September 30, 2011, IBRD’s credit spreads remained largely unchanged.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instruments. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    25

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at September 30, 2012	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average) September 30, 2012	Range (average) June 30, 2012
Borrowings	$10,928	$10,968	Discounted Cash Flow	Correlations	-40% to 84% (13%)	-44% to 83% (13%)

				Long-dated interest rate volatilities	18% to 32% (24%)	17% to 35% (26%)

The table below provides the details of all gross inter-level transfers for the three months ended September 30, 2012 and September 30, 2011:

In millions of U.S. dollars

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$332	$(332)	$45	$(45)

Transfers from Level 3 to Level 2 are due to increased price transparency.

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2012	$147,020	$150,335	$(3,315)
June 30, 2012	$145,339	$149,655	$(4,316)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards, options and futures contracts	Manage currency and interest rate risks in the portfolio

Borrowings	Currency swaps, interest rate swaps, and structured swaps	Manage currency risks as well as repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, and interest rate swaps	Assist clients in managing their interest rate and currency risks

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

IBRD engages in an equity duration extension strategy which employs interest rate swaps to increase the duration of its equity from approximately three months to approximately five years. This strategy seeks to increase the stability of operating income by taking a greater exposure to long-term interest rates.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on

September 30, 2012 is $428 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on September 30, 2012, the amount of collateral required to be posted by IBRD would have been $91 million. In contrast, IBRD received collateral totaling $14,507 million as of September 30, 2012, in relation to swap transactions (see Note C-Investments).

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of September 30, 2012 and June 30, 2012:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Derivative assets			Derivative liabilities
	Condensed Balance Sheet location	September 30, 2012	June 30, 2012	Condensed Balance Sheet location	September 30, 2012	June 30, 2012
Derivatives not designated as hedging instruments
Options and Futures contracts– Investments	Other assets	$—	$5	Other liabilities	$6	$—
Interest rate swaps	Derivative assets	12,743	12,140	Derivative liabilities	6,310	6,153
Currency swaps[a]	Derivative assets	149,715	148,673	Derivative liabilities	139,109	138,684
Other[b]	Derivative assets	1	*	Derivative liabilities	—	—

Total Derivatives		$162,459	$160,819		$145,425	$144,837

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    27

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	September 30, 2012	June 30, 2012
Investment portfolio
Interest rate swaps
Notional principal	$7,361	$7,319
Credit exposure	142	135
Currency swaps (including currency forward contracts)
Credit exposure	113	413
Exchange traded Options and Futures contracts[a]
Notional long position	2,575	272
Notional short position	3,712	2,009
Other derivatives[b]
Notional long position	95	95
Credit exposure	1	*

Client operations
Interest rate swaps
Notional principal	18,264	18,215
Credit exposure	1,801	1,720
Currency swaps
Credit exposure	1,777	1,446

Borrowing portfolio
Interest rate swaps
Notional principal	146,814	147,872
Credit exposure	6,977	6,647
Currency swaps
Credit exposure	16,656	15,506

Other derivatives
Interest rate swaps
Notional principal	38,799	38,563
Credit exposure	4,371	4,021
Currency swaps
Credit exposure	237	229

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All options and futures contracts are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three months ended September 30, 2012 and September 30, 2011, and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended September 30,
	Condensed Statement of Income location	Gains (Losses)
		2012	2011
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$376	$1,233
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	413	1,750

Total		$789	$2,983

a.	For alternative disclosures about trading derivatives, see the following table.

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment portfolio and their location on the Condensed Statement of Income during the three months ended September 30, 2012 and September 30, 2011:

In millions of U.S. dollars

	Three Months Ended September 30,
Condensed Statement of Income Location	Investments-Trading, net
	Gains (Losses)
	2012	2011
Type of instrument
Fixed income	$45	$(8)
Equity	5	(125)

Total	$50	$(133)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of September 30, 2012 and June 30, 2012 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of September 30, 2012
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$7,217	$—	$7,217
Currency swaps	—	9,653	—	9,653
Interest rate swaps	—	142	—	142
Other[a]	—	1	—	1

	—	17,013	—	17,013

Client operations
Currency swaps	—	25,958	—	25,958
Interest rate swaps	—	1,710	—	1,710

	—	27,668	—	27,668

Borrowings
Currency swaps	—	92,081	14,011	106,092
Interest rate swaps	—	6,822	12	6,834

	—	98,903	14,023	112,926

Other assets/liabilities
Currency swaps	—	795	—	795
Interest rate swaps	—	4,057	—	4,057

	—	4,852	—	4,852

Total derivative assets	$—	$148,436	$14,023	$162,459

Derivative Liabilities:
Investments
Currency forward contracts	$—	$7,369	$—	$7,369
Currency swaps	—	9,948	—	9,948
Interest rate swaps	—	313	—	313

	—	17,630	—	17,630

Client operations
Currency swaps	—	25,955	—	25,955
Interest rate swaps	—	1,704	—	1,704

	—	27,659	—	27,659

Borrowings
Currency swaps	—	83,471	11,808	95,279
Interest rate swaps	—	4,006	15	4,021

	—	87,477	11,823	99,300

Other assets/liabilities
Currency swaps	—	558	—	558
Interest rate swaps	—	272	—	272

	—	830	—	830

Total derivative liabilities	$—	$133,596	$11,823	$145,419

a.	These relate to TBA securities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    29

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2012
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,542	$—	$6,542
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	135	—	135
Other[a]	—	*	—	*

	—	18,554	—	18,554

Client operations
Currency swaps	—	25,891	—	25,891
Interest rate swaps	—	1,669	—	1,669

	—	27,560	—	27,560

Borrowings
Currency swaps	—	89,614	13,962	103,576
Interest rate swaps	—	6,520	7	6,527

	—	96,134	13,969	110,103

Other assets/liabilities
Currency swaps	—	788	—	788
Interest rate swaps	—	3,809	—	3,809

	—	4,597	—	4,597

Total derivative assets	$—	$146,845	$13,969	$160,814

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,448	$—	$6,448
Currency swaps	—	11,876	—	11,876
Interest rate swaps	—	307	—	307

	—	18,631	—	18,631

Client operations
Currency swaps	—	25,889	—	25,889
Interest rate swaps	—	1,662	—	1,662

	—	27,551	—	27,551

Borrowings
Currency swaps	—	81,915	11,998	93,913
Interest rate swaps	—	3,903	23	3,926

	—	85,818	12,021	97,839

Other assets/liabilities
Currency swaps	—	558	—	558
Interest rate swaps	—	258	—	258

	—	816	—	816

Total derivative liabilities	$—	$132,816	$12,021	$144,837

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three months ended September 30, 2012 and September 30, 2011:

In millions of U.S. dollars

	Three Months Ended September 30, 2012			Three Months Ended September 30, 2011
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$1,964	$(16)	$1,948	$1,303	$40	$1,343
Total realized/unrealized gains or (losses) in:
Net income	90	13	103	439	(37)	402
Other comprehensive income	246	—	246	429	—	429
Issuances	(4)	—	(4)	(5)	—	(5)
Settlements	(15)	—	(15)	(199)	—	(199)
Transfers (out of) into, net	(78)	—	(78)	(17)	—	(17)

End of the period	$2,203	$(3)	$2,200	$1,950	$3	$1,953

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

Unrealized gains or losses included in income for the three months ended September 30, 2012 and September 30, 2011, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2012	2011
Condensed Statement of Income Location
Fair value adjustment on non-trading portfolios, net	$105	$377

The following table provides the details of all inter-level transfers during the three months ended September 30, 2012 and September 30, 2011:

In millions of U.S. dollars

	Three Months Ended September 30, 2012		Three Months Ended September 30, 2011
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$78	$(78)	$17	$(17)

Transfers from Level 3 to Level 2 are due to increased price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E – Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars

Portfolio	Fair Value at September 30, 2012	Fair Value at June 30, 2012	Valuation Technique	Unobservable input	Range (average) September 30, 2012	Range (average) June 30, 2012
Currency swaps, interest rates swaps	$2,200	$1,948	Discounted Cash Flow	Correlations	-40% to 84% (13%)	-44% to 83% (13%)

				Long-dated interest rate volatilities	18% to 32% (24%)	17% to 35% (26%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, LTIP adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 9, 2012, IBRD’s Executive Directors approved the allocation of $390 million out of the net income earned in the fiscal year ended June 30, 2012 to the General Reserve. In addition, the Executive Directors also approved a reduction in the Pension Reserve by $3 million, an increase in Restricted Retained Earnings by $13 million, and a reduction in the LTIP Reserve by $225 million.

Subsequent event: On October 12, 2012, IBRD’s Board of Governors approved an immediate transfer to IDA of $608 million. This transfer was made on October 16, 2012.

Retained earnings comprise the following components at September 30, 2012 and June 30, 2012:

In millions of U.S. dollars

	September 30, 2012	June 30, 2012
Special Reserve	$293	$293
General Reserve	26,742	26,351
Pension Reserve	1,159	1,162
Surplus	172	172
LTIP Reserve	—	225
Cumulative fair value adjustments[a]	48	857
Unallocated Net Income (Loss)	1,500	(26)
Restricted Retained Earnings	25	13

Total	$29,939	$29,047

a.	Applicable to non-trading portfolios reported at fair value.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    31

NOTE H—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative expenses, in the Condensed Statement of Income.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2012 and September 30, 2011:

In millions of U.S. dollars

	Three Months Ended September 30, 2012			Three Months Ended September 30, 2011
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$92	$21	$8	$76	$16	$5
Interest cost	133	25	6	154	25	7
Expected return on plan assets	(180)	(25)	—	(194)	(26)	—
Amortization of prior service cost	2	3	*	2	—	*
Amortization of unrecognized loss	48	11	8	8	6	5

Net periodic pension cost of which:	$95	$35	$22	$46	$21	$17

IBRD’s Share	$46	$17	$11	$22	$10	$8
IDA’s Share	$49	$18	$11	$24	$11	$9

*	Indicates amount less than $0.5 million.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At September 30, 2012 and June 30, 2012, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars

	September 30, 2012
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$314	$7,664	$(7,107)	$(980)	$(109)
IFC	238	33	—	—	(124)	147
MIGA	—	3	—	—	(6)	(3)

	$238	$350	$7,664	$(7,107)	$(1,110)	$35

In millions of U.S. dollars

	June 30, 2012
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$375	$7,714	$(7,327)	$(1,006)	$(244)
IFC	42	48	—	—	(120)	(30)
MIGA	—	1	—	—	(5)	(4)

	$42	$424	$7,714	$(7,327)	$(1,131)	$(278)

a.	For details on derivative transactions relating to the client operations, see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At September 30, 2012, the balance of the loan under this facility amounted to $42 million ($42 million—June 30, 2012) and carried a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

In addition, on July 5, 2012, the Board of Executive Directors approved for IBRD to lend up to $197 million to IFC. This loan is at LIBOR less 25 basis points (0.32% as of September 30, 2012) and is not eligible for interest waivers. At September 30, 2012, the balance of this loan was $196 million.

Administrative expenses

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three months ended September 30, 2012, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $343 million ($301 million—three months ended September 30, 2011).

Other income

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three months ended September 30, 2012, IBRD’s other income is net of income allocated to IDA of $35 million ($37 million—three months ended September 30, 2011).

For the three months ended September 30, 2012 and September 30, 2011, the amount of fee revenue associated with services provided to other affiliated organizations is included in Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended September 30,
	2012	2011
Fees charged to IFC	$7	$7
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income / loss comprises the effects of the transition adjustment on adoption of an accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 2012 and September 30, 2011:

In millions of U.S. dollars

	Three Months Ended September 30, 2012
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$313	$500	$(516)	$(4,544)	$(170)	$(4,417)
Changes from period activity	158	—	1	67	5	231

Balance, end of the period	$471	$500	$(515)	$(4,477)	$(165)	$(4,186)

In millions of U.S. dollars

	Three Months Ended September 30, 2011
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$1,016	$500	$(521)	$(2,385)	$(29)	$(1,419)
Changes from period activity	(339)	—	1	19	2	(317)

Balance, end of the period	$677	$500	$(520)	$(2,366)	$(27)	$(1,736)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)    33

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of September 30, 2012 and June 30, 2012:

In millions of U.S. dollars

	September 30, 2012			June 30, 2012
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$8,877	$8,877		$5,806	$5,806
Investments (including Securities purchased under resale agreements)	33,303	33,303		33,675	33,675
Net Loans Outstanding	136,346	136,138		134,209	132,198
Derivative Assets
Investments	17,013	17,013		18,554	18,554
Client operations	27,668	27,668		27,560	27,560
Borrowings	112,926	112,926		110,103	110,103
Other assets/liabilities	4,582	4,582		4,597	4,597
Borrowings	147,020	147,019	[a]	145,339	145,337	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	6,867	6,867		3,700	3,700
Derivative Liabilities
Investments	17,630	17,630		18,631	18,631
Client operations	27,659	27,659		27,551	27,551
Borrowings	99,300	99,300		97,839	97,839
Other assets/liabilities	830	830		816	816

a.	Includes $1 million ($2 million—June 30, 2012) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

As of September 30, 2012, IBRD’s loans, including the one loan reported at fair value on a recurring basis, are classified as Level 3 within the fair value hierarchy.

Valuation Methods and Assumptions

As of September 30, 2012 and June 30, 2012, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: See Note C

Loans and other exposures: See Note D

Borrowings: See Note E

Derivative instruments: See Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net, for the three months ended September 30, 2012 and September 30, 2011.

In millions of U.S. dollars

	Three months Ended September 30,
	2012	2011
Fair value adjustments, net— gains (losses):
Borrowings—Note E	$(187)	$(3,626)
Derivatives—Note F
Borrowings derivatives[a]	586	1,718
Other assets/liabilities derivatives	204	1,264
Client operations derivatives	(1)	1
Loan—Note D	7	(11)

Total	$609	$(654)

a.	Includes derivatives associated with loan portfolio which are used to manage the repricing risks between loans and borrowings.

34    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2012 (UNAUDITED)

KPMG LLP Suite 12000 1801 K Street, NW Washington, DC 20006

Independent Accountants’ Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2012, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2012 and 2011. These condensed quarterly financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed quarterly financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2012, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 9, 2012, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2012, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

November 13, 2012

35

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 1 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0817AUD02.93	0000011522	AUD	20,000,000	20,590,000	23-Jul-2012	13-Aug-2012	14-Aug-2017
BOND/SELL AUD/IBRD/GDIF/0916AUD03.15	0000011580	AUD	20,000,000	20,959,000	23-Aug-2012	13-Sep-2012	13-Sep-2016
BOND/SELL AUD/IBRD/GDIF/0922AUD04.09	0000011608	AUD	50,000,000	52,432,500	12-Sep-2012	21-Sep-2012	21-Sep-2022
BOND/SELL AUD/IBRD/GDIF/0919AUD00.50	0000011596	AUD	49,000,000	50,168,650	04-Sep-2012	25-Sep-2012	26-Sep-2019
BOND/SELL AUD/IBRD/GDIF/0916AUD02.85	0000011598	AUD	113,000,000	115,695,050	04-Sep-2012	25-Sep-2012	26-Sep-2016
BOND/SELL AUD/IBRD/GDIF/0316AUD02.72	0000011584	AUD	26,000,000	27,037,400	24-Aug-2012	27-Sep-2012	24-Mar-2016
BOND/SELL AUD/IBRD/GDIF/1017AUD03.10	0000011618	AUD	20,000,000	20,874,000	19-Sep-2012	12-Oct-2012	12-Oct-2017
BOND/SELL AUD/IBRD/GDIF/0829AUD00.00	0000011570	AUD	100,000,000	104,410,000	17-Aug-2012	28-Aug-2012	28-Aug-2029
BOND/SELL AUD/IBRD/GDIF/0829AUD00.00	0000011586	AUD	100,000,000	103,735,000	28-Aug-2012	07-Sep-2012	28-Aug-2029
BOND/SELL AUD/IBRD/GDIF/0829AUD00.00	0000011641	AUD	150,000,000	156,405,000	28-Sep-2012	11-Oct-2012	28-Aug-2029

Total By Currency				672,306,600

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011477	BRL	100,000,000	49,769,815	02-Jul-2012	06-Jul-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0415BRL07.00	0000011504	BRL	35,000,000	17,203,667	11-Jul-2012	18-Jul-2012	13-Apr-2015
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011543	BRL	30,000,000	14,839,364	30-Jul-2012	06-Aug-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0414BRL09.00	0000011551	BRL	50,000,000	24,455,259	02-Aug-2012	10-Aug-2012	28-Apr-2014
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00	0000011615	BRL	30,000,000	14,911,278	17-Sep-2012	25-Sep-2012	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/0414BRL09.00	0000011639	BRL	50,000,000	24,555,545	27-Sep-2012	04-Oct-2012	28-Apr-2014
BOND/SELL BRL/IBRD/GDIF/0717BRLSTR	0000011506	BRL	40,600,000	19,956,254	11-Jul-2012	25-Jul-2012	25-Jul-2017

Total By Currency				165,691,181

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/0415CAD01.70	0000011602	CAD	250,000,000	253,100,481	06-Sep-2012	17-Sep-2012	30-Apr-2015

Total By Currency				253,100,481

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0814COP04.00	0000011549	COP	120,000,000,000	66,942,432	01-Aug-2012	15-Aug-2012	15-Aug-2014
BOND/SELL COP/IBRD/GDIF/0915COP03.875	0000011595	COP	60,000,000,000	32,788,677	31-Aug-2012	10-Sep-2012	10-Sep-2015
BOND/SELL COP/IBRD/GDIF/0320COP08.00	0000011597	COP	10,000,000,000	5,476,451	04-Sep-2012	11-Sep-2012	02-Mar-2020

Total By Currency				105,207,561

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 2 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Euro Currency
BOND/SELL EUR/IBRD/GDIF/0716EUR00.01	0000011490	EUR	34,000,000	42,083,500	06-Jul-2012	20-Jul-2012	20-Jul-2016
BOND/SELL EUR/IBRD/GDIF/0722EUR01.165	0000011501	EUR	30,000,000	36,927,000	10-Jul-2012	20-Jul-2012	20-Jul-2022
BOND/SELL EUR/IBRD/GDIF/0718EUR00.507	0000011503	EUR	30,000,000	36,858,000	11-Jul-2012	30-Jul-2012	30-Jul-2018
BOND/SELL EUR/IBRD/GDIF/0721EUR00.985	0000011518	EUR	55,000,000	67,663,750	19-Jul-2012	30-Jul-2012	30-Jul-2021
BOND/SELL EUR/IBRD/GDIF/0817EUR00.312	0000011562	EUR	41,000,000	50,315,200	10-Aug-2012	24-Aug-2012	24-Aug-2017
BOND/SELL EUR/IBRD/GDIF/0916EUR00.095	0000011573	EUR	25,000,000	31,053,750	21-Aug-2012	06-Sep-2012	06-Sep-2016
BOND/SELL EUR/IBRD/GDIF/0919EUR00.805	0000011574	EUR	25,000,000	31,053,750	21-Aug-2012	06-Sep-2012	06-Sep-2019
BOND/SELL EUR/IBRD/GDIF/0918EUR00.490	0000011585	EUR	29,000,000	36,370,350	28-Aug-2012	06-Sep-2012	06-Sep-2018
BOND/SELL EUR/IBRD/GDIF/0922EUR01.172	0000011589	EUR	30,000,000	37,630,500	30-Aug-2012	21-Sep-2012	21-Sep-2022
BOND/SELL EUR/IBRD/GDIF/0918EUR00.48	0000011599	EUR	15,000,000	18,821,250	05-Sep-2012	21-Sep-2012	21-Sep-2018
BOND/SELL EUR/IBRD/GDIF/0917EUR00.375	0000011603	EUR	25,000,000	31,727,500	07-Sep-2012	21-Sep-2012	21-Sep-2017
BOND/SELL EUR/IBRD/GDIF/0920EUR01.02	0000011609	EUR	20,000,000	25,835,000	12-Sep-2012	24-Sep-2012	24-Sep-2020
BOND/SELL EUR/IBRD/GDIF/0919EUR00.89	0000011614	EUR	15,000,000	19,644,750	14-Sep-2012	24-Sep-2012	24-Sep-2019
BOND/SELL EUR/IBRD/GDIF/1022EUR01.30	0000011625	EUR	34,000,000	44,223,800	19-Sep-2012	12-Oct-2012	12-Oct-2022
BOND/SELL EUR/IBRD/GDIF/1016EUR00.10	0000011632	EUR	38,000,000	49,048,500	25-Sep-2012	12-Oct-2012	12-Oct-2016

Total By Currency				559,256,600

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0914GBPFRN	0000011616	GBP	100,000,000	162,360,000	17-Sep-2012	26-Sep-2012	26-Sep-2014

Total By Currency				162,360,000

Korean Won
BOND/SELL KRW/IBRD/GDIF/1015KRW01.60	0000011628	KRW	109,270,000,000	97,351,282	20-Sep-2012	04-Oct-2012	02-Oct-2015

Total By Currency				97,351,282

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0832MXN00.50	0000011526	MXN	185,000,000	13,725,563	23-Jul-2012	13-Aug-2012	13-Aug-2032
BOND/SELL MXN/IBRD/GDIF/0214MXN03.25	0000011565	MXN	1,000,000,000	76,342,871	14-Aug-2012	21-Aug-2012	21-Feb-2014

Total By Currency				90,068,434

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1013NGN13.00	0000011581	NGN	4,000,000,000	25,348,560	23-Aug-2012	04-Sep-2012	30-Oct-2013

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 3 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL NGN/IBRD/GDIF/1013NGN13.00	0000011611	NGN	1,750,000,000	11,093,495	13-Sep-2012	24-Sep-2012	30-Oct-2013

Total By Currency				36,442,055

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0817NZD03.375	0000011545	NZD	400,000,000	324,020,000	31-Jul-2012	13-Aug-2012	13-Aug-2017

Total By Currency				324,020,000

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0114PLN03.25	0000011520	PLN	400,000,000	117,643,599	20-Jul-2012	31-Jul-2012	31-Jan-2014
BOND/SELL PLN/IBRD/GDIF/0114PLN03.25	0000011552	PLN	50,000,000	15,286,313	06-Aug-2012	20-Aug-2012	31-Jan-2014
BOND/SELL PLN/IBRD/GDIF/0114PLN03.25	0000011620	PLN	50,000,000	15,748,528	19-Sep-2012	03-Oct-2012	31-Jan-2014

Total By Currency				148,678,439

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0714RUB06.25	0000011478	RUB	2,000,000,000	61,291,410	02-Jul-2012	10-Jul-2012	10-Jul-2014
BOND/SELL RUB/IBRD/GDIF/0714RUB06.25	0000011519	RUB	1,825,000,000	56,933,396	19-Jul-2012	26-Jul-2012	10-Jul-2014
BOND/SELL RUB/IBRD/GDIF/0719RUB06.50	0000011527	RUB	500,000,000	15,429,122	18-Jul-2012	26-Jul-2012	26-Jul-2019
BOND/SELL RUB/IBRD/GDIF/0714RUB06.25	0000011606	RUB	1,175,000,000	37,058,647	11-Sep-2012	24-Sep-2012	10-Jul-2014
BOND/SELL RUB/IBRD/GDIF/0717RUB06.25	0000011619	RUB	500,000,000	16,097,875	19-Sep-2012	26-Sep-2012	05-Jul-2017

Total By Currency				186,810,451

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000011508	TRY	100,000,000	54,911,866	12-Jul-2012	19-Jul-2012	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/0715TRY06.00	0000011510	TRY	50,000,000	27,512,587	13-Jul-2012	23-Jul-2012	23-Jul-2015
BOND/SELL TRY/IBRD/GDIF/0517TRY13.625	0000011542	TRY	25,000,000	13,820,172	30-Jul-2012	06-Aug-2012	09-May-2017
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000011544	TRY	50,000,000	27,841,194	31-Jul-2012	07-Aug-2012	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/0514TRY07.50	0000011587	TRY	35,000,000	19,444,444	28-Aug-2012	04-Sep-2012	16-May-2014

Total By Currency				143,530,264

United States Dollar
BOND/SELL USD/IBRD/GDIF/0717USD00.625	0000011497	USD	10,000,000	10,000,000	05-Jul-2012	12-Jul-2012	12-Jul-2017
BOND/SELL USD/IBRD/GDIF/0722USD01.50	0000011498	USD	5,000,000	5,000,000	05-Jul-2012	12-Jul-2012	12-Jul-2022
BOND/SELL USD/IBRD/GDIF/0717USDSTR	0000011484	USD	50,000,000	50,000,000	05-Jul-2012	26-Jul-2012	26-Jul-2017

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 4 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/0719USDSTR02	0000011531	USD	275,000,000	275,000,000	24-Jul-2012	30-Jul-2012	12-Jul-2019
BOND/SELL USD/IBRD/GDIF/0717USD00.603	0000011530	USD	50,000,000	50,000,000	24-Jul-2012	31-Jul-2012	31-Jul-2017
BOND/SELL USD/IBRD/GDIF/0822USDSTR02	0000011540	USD	33,000,000	33,000,000	30-Jul-2012	15-Aug-2012	15-Aug-2022
BOND/SELL USD/IBRD/GDIF/0814USDSTR04	0000011561	USD	250,000,000	250,000,000	08-Aug-2012	28-Aug-2012	28-Aug-2014
BOND/SELL USD/IBRD/GDIF/0827USDSTR	0000011568	USD	20,000,000	20,000,000	16-Aug-2012	28-Aug-2012	28-Aug-2027
BOND/SELL USD/IBRD/GDIF/0917USDSTR	0000011575	USD	150,000,000	150,000,000	21-Aug-2012	06-Sep-2012	06-Sep-2017
BOND/SELL USD/IBRD/GDIF/0914USDSTR02	0000011576	USD	100,000,000	100,000,000	21-Aug-2012	12-Sep-2012	12-Sep-2014
BOND/SELL USD/IBRD/GDIF/0922USDSTR02	0000011601	USD	40,000,000	40,000,000	06-Sep-2012	20-Sep-2012	20-Sep-2022
BOND/SELL USD/IBRD/GDIF/0927USDSTR02	0000011613	USD	1,350,000	1,350,000	14-Sep-2012	21-Sep-2012	21-Sep-2027
BOND/SELL USD/IBRD/GDIF/0921USD01.52	0000011607	USD	75,000,000	75,000,000	12-Sep-2012	24-Sep-2012	24-Sep-2021
BOND/SELL USD/IBRD/GDIF/0927USDSTR01	0000011610	USD	20,000,000	20,000,000	12-Sep-2012	27-Sep-2012	27-Sep-2027
BOND/SELL USD/IBRD/GDIF/1027USDSTR01	0000011617	USD	25,000,000	25,000,000	18-Sep-2012	02-Oct-2012	02-Oct-2027
BOND/SELL USD/IBRD/GDIF/0919USD01.0825	0000011624	USD	38,000,000	38,000,000	20-Sep-2012	11-Oct-2012	11-Sep-2019
BOND/SELL USD/IBRD/GDIF/0717USD00.545	0000011626	USD	38,000,000	38,000,000	20-Sep-2012	11-Oct-2012	11-Jul-2017
BOND/SELL USD/IBRD/GDIF/0718USD00.815	0000011627	USD	38,000,000	38,000,000	21-Sep-2012	11-Oct-2012	11-Jul-2018
BOND/SELL USD/IBRD/GDIF/0516USD00.341	0000011629	USD	38,000,000	38,000,000	25-Sep-2012	11-Oct-2012	11-May-2016
BOND/SELL USD/IBRD/GDIF/0518USD00.778	0000011630	USD	38,000,000	38,000,000	25-Sep-2012	11-Oct-2012	11-May-2018
BOND/SELL USD/IBRD/GDIF/0522USD01.524	0000011635	USD	38,000,000	38,000,000	26-Sep-2012	11-Oct-2012	11-May-2022
BOND/SELL USD/IBRD/GDIF/0717USDSTR01	0000011505	USD	10,000,000	10,000,000	11-Jul-2012	25-Jul-2012	25-Jul-2017
BOND/SELL USD/IBRD/GDIF/0742USDSTR	0000011515	USD	171,900,000	171,900,000	17-Jul-2012	31-Jul-2012	31-Jul-2042
BOND/SELL USD/IBRD/GDIF/0842USDSTR	0000011533	USD	164,000,000	164,000,000	25-Jul-2012	08-Aug-2012	08-Aug-2042
BOND/SELL USD/IBRD/GDIF/0813USD00.00A	0000011571	USD	31,000,000	31,000,000	17-Aug-2012	24-Aug-2012	28-Aug-2013
BOND/SELL USD/IBRD/GDIF/1113USDSTR04	0000011643	USD	16,000,000	16,000,000	28-Sep-2012	05-Oct-2012	05-Nov-2013
BOND/SELL USD/IBRD/GDIF/1017USDSTR	0000011633	USD	10,000,000	10,000,000	25-Sep-2012	09-Oct-2012	10-Oct-2017
BOND/SELL USD/IBRD/GDIF/0414USD00.00	0000011642	USD	4,700,000	4,700,000	28-Sep-2012	09-Oct-2012	09-Apr-2014

Total By Currency				1,739,950,000

Total New Issuance				4,684,773,347

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 5 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0912AUD00.50	0000005892	AUD	(759,349,000)	(788,204,262)	09-Aug-2002	11-Sep-2002	11-Sep-2012
BOND/SELL AUD/IBRD/GDIF/0912AUD03.42	0000009400	AUD	(50,000,000)	(52,035,000)	07-Jan-2009	09-Feb-2009	20-Sep-2012
BOND/SELL AUD/IBRD/GDIF/0912AUD02.88	0000009445	AUD	(50,000,000)	(52,035,000)	29-Jan-2009	26-Feb-2009	20-Sep-2012
BOND/SELL AUD/IBRD/GDIF/0812AUD04.60	0000009757	AUD	(20,000,000)	(20,959,000)	12-Aug-2009	27-Aug-2009	23-Aug-2012
BOND/SELL AUD/IBRD/GDIF/0912AUD04.54	0000009788	AUD	(20,000,000)	(20,853,000)	03-Sep-2009	17-Sep-2009	18-Sep-2012

Total By Currency				(934,086,262)

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0912COP07.00	0000010239	COP	(12,590,000,000)	(6,990,522)	10-Jun-2010	18-Jun-2010	10-Sep-2012
BOND/SELL COP/IBRD/GDIF/0912COP07.00	0000010363	COP	(40,000,000,000)	(22,209,760)	08-Sep-2010	16-Sep-2010	10-Sep-2012

Total By Currency				(29,200,282)

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0912EUR01.92	0000009399	EUR	(5,000,000)	(6,475,750)	07-Jan-2009	09-Feb-2009	20-Sep-2012
BOND/SELL EUR/IBRD/GDIF/0712EURFRN	0000009988	EUR	(19,000,000)	(23,387,100)	26-Jan-2010	02-Feb-2010	10-Jul-2012

Total By Currency				(29,862,850)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75	0000009896	MXN	(502,000,000)	(38,316,077)	10-Nov-2009	18-Nov-2009	20-Aug-2012
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75	0000009927	MXN	(250,000,000)	(19,081,712)	02-Dec-2009	09-Dec-2009	20-Aug-2012
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75	0000010006	MXN	(250,000,000)	(19,081,712)	04-Feb-2010	11-Feb-2010	20-Aug-2012

Total By Currency				(76,479,501)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0712NZD07.0625	0000009083	NZD	(100,000,000)	(79,465,000)	14-Jul-2008	16-Jul-2008	16-Jul-2012
BOND/SELL NZD/IBRD/GDIF/0912NZD03.72	0000009401	NZD	(30,000,000)	(24,730,500)	07-Jan-2009	09-Feb-2009	20-Sep-2012
BOND/SELL NZD/IBRD/GDIF/0912NZD02.76	0000009447	NZD	(40,000,000)	(32,974,000)	29-Jan-2009	26-Feb-2009	20-Sep-2012
BOND/SELL NZD/IBRD/GDIF/0812NZD03.68	0000009742	NZD	(2,600,000)	(2,099,890)	04-Aug-2009	27-Aug-2009	28-Aug-2012

Total By Currency				(139,269,390)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 6 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000009729	PLN	(82,500,000)	(24,675,849)	31-Jul-2009	11-Aug-2009	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000009787	PLN	(150,000,000)	(44,865,180)	01-Sep-2009	09-Sep-2009	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000009804	PLN	(50,000,000)	(14,955,060)	11-Sep-2009	23-Sep-2009	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000009841	PLN	(50,000,000)	(14,955,060)	05-Oct-2009	13-Oct-2009	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000009888	PLN	(50,000,000)	(14,955,060)	04-Nov-2009	12-Nov-2009	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000009954	PLN	(100,000,000)	(29,910,120)	21-Dec-2009	07-Jan-2010	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000009957	PLN	(75,000,000)	(22,432,590)	05-Jan-2010	12-Jan-2010	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000009976	PLN	(50,000,000)	(14,955,060)	19-Jan-2010	26-Jan-2010	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000010049	PLN	(50,000,000)	(14,955,060)	01-Mar-2010	09-Mar-2010	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000010355	PLN	(50,000,000)	(14,955,060)	24-Aug-2010	01-Sep-2010	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000010583	PLN	(100,000,000)	(29,910,120)	26-Jan-2011	02-Feb-2011	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00	0000010607	PLN	(50,000,000)	(14,955,060)	11-Feb-2011	18-Feb-2011	31-Jul-2012

Total By Currency				(256,479,280)

Singapore Dollar
BOND/SELL SGD/IBRD/GDIF/0812SGD01.57	0000009747	SGD	(230,000,000)	(184,088,362)	07-Aug-2009	21-Aug-2009	21-Aug-2012

Total By Currency				(184,088,362)

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0812TRY15.00	0000008186	TRY	(9,000,000)	(4,997,224)	30-Jul-2007	15-Aug-2007	15-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY12.00	0000009731	TRY	(50,000,000)	(27,858,257)	03-Aug-2009	14-Aug-2009	14-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25	0000009754	TRY	(50,000,000)	(27,777,778)	12-Aug-2009	24-Aug-2009	24-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY12.00	0000009789	TRY	(50,000,000)	(27,858,257)	03-Sep-2009	16-Sep-2009	14-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25	0000009832	TRY	(50,000,000)	(27,777,778)	30-Sep-2009	07-Oct-2009	24-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25	0000009848	TRY	(50,000,000)	(27,777,778)	08-Oct-2009	16-Oct-2009	24-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY12.00	0000009940	TRY	(25,000,000)	(13,929,129)	04-Dec-2009	11-Dec-2009	14-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25	0000010322	TRY	(50,000,000)	(27,777,778)	22-Jul-2010	29-Jul-2010	24-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25	0000010359	TRY	(35,000,000)	(19,444,444)	31-Aug-2010	08-Sep-2010	24-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25	0000010429	TRY	(35,000,000)	(19,444,444)	01-Nov-2010	08-Nov-2010	24-Aug-2012

Total By Currency				(224,642,867)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 7 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
United States Dollar
BOND/SELL USD/IBRD/GDIF/0912USD00.50	0000005938	USD	(80,000,000)	(80,000,000)	05-Sep-2002	26-Sep-2002	26-Sep-2012
BOND/SELL USD/IBRD/GDIF/0712USD02.04	0000009336	USD	(25,000,000)	(25,000,000)	13-Nov-2008	15-Dec-2008	20-Jul-2012
BOND/SELL USD/IBRD/GDIF/0912USD01.20	0000009444	USD	(28,000,000)	(28,000,000)	29-Jan-2009	26-Feb-2009	20-Sep-2012
BOND/SELL USD/IBRD/GDIF/0712USD01.25	0000009680	USD	(11,100,000)	(11,100,000)	03-Jul-2009	17-Jul-2009	17-Jul-2012
BOND/SELL USD/IBRD/GDIF/0712USD00.80	0000010299	USD	(1,000,000,000)	(1,000,000,000)	08-Jul-2010	15-Jul-2010	13-Jul-2012
BOND/SELL USD/IBRD/GDIF/0712USDFRN	0000010842	USD	(1,000,000,000)	(1,000,000,000)	14-Jul-2011	25-Jul-2011	25-Jul-2012
BOND/SELL USD/IBRD/MLT/0812USD00.00	0000000484	USD	(18,000,000)	(18,000,000)	06-Mar-1985	06-Mar-1985	15-Aug-2012
BOND/SELL USD/IBRD/GDIF/0812USD00.00A	0000010893	USD	(36,000,000)	(36,000,000)	16-Aug-2011	24-Aug-2011	24-Aug-2012

Total By Currency				(2,198,100,000)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0912ZAR08.55	0000006823	ZAR	(65,000,000)	(7,946,987)	17-Aug-2004	07-Sep-2004	10-Sep-2012
BOND/SELL ZAR/IBRD/GDIF/0712ZAR07.29	0000007103	ZAR	(60,000,000)	(7,336,398)	24-May-2005	20-Jun-2005	10-Jul-2012
BOND/SELL ZAR/IBRD/GDIF/0712ZAR07.23	0000007109	ZAR	(75,000,000)	(9,170,498)	02-Jun-2005	27-Jun-2005	10-Jul-2012
BOND/SELL ZAR/IBRD/GDIF/0812ZAR07.02	0000007162	ZAR	(50,000,000)	(6,152,332)	12-Jul-2005	11-Aug-2005	10-Aug-2012
BOND/SELL ZAR/IBRD/GDIF/0712ZAR06.96	0000007501	ZAR	(50,000,000)	(6,113,665)	02-Jun-2006	29-Jun-2006	10-Jul-2012
BOND/SELL ZAR/IBRD/GDIF/0812ZAR07.80	0000007539	ZAR	(50,000,000)	(6,152,332)	25-Jul-2006	24-Aug-2006	10-Aug-2012
BOND/SELL ZAR/IBRD/GDIF/0912ZAR07.86	0000007558	ZAR	(50,000,000)	(6,113,067)	14-Aug-2006	07-Sep-2006	10-Sep-2012
BOND/SELL ZAR/IBRD/GDIF/0912ZAR07.86A	0000007565	ZAR	(50,000,000)	(6,113,067)	24-Aug-2006	19-Sep-2006	10-Sep-2012
BOND/SELL ZAR/IBRD/GDIF/0712ZAR09.90	0000008936	ZAR	(60,000,000)	(7,336,398)	19-May-2008	10-Jun-2008	10-Jul-2012
BOND/SELL ZAR/IBRD/GDIF/0812ZAR05.82	0000009457	ZAR	(31,000,000)	(3,814,446)	03-Feb-2009	26-Feb-2009	10-Aug-2012
BOND/SELL ZAR/IBRD/GDIF/0912ZAR05.70	0000009496	ZAR	(62,000,000)	(7,580,203)	26-Feb-2009	23-Mar-2009	10-Sep-2012
BOND/SELL ZAR/IBRD/GDIF/0712ZAR06.65	0000009670	ZAR	(29,000,000)	(3,537,642)	01-Jul-2009	29-Jul-2009	30-Jul-2012
BOND/SELL ZAR/IBRD/GDIF/0812ZAR07.28	0000009735	ZAR	(120,000,000)	(14,275,178)	28-Jul-2009	27-Aug-2009	28-Aug-2012
BOND/SELL ZAR/IBRD/GDIF/0912ZAR07.08	0000009779	ZAR	(100,000,000)	(12,226,135)	25-Aug-2009	10-Sep-2009	10-Sep-2012

Total By Currency				(103,868,349)

Total Maturities				(4,176,077,143)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 8 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/0915AUD05.06	0000011480	AUD	(6,256,000)	(6,525,634)	05-Jul-2012	19-Jul-2012	17-Sep-2015
BOND/BUY AUD/IBRD/GDIF/1214AUD04.83	0000011481	AUD	(2,857,000)	(2,941,282)	05-Jul-2012	23-Jul-2012	19-Dec-2014
BOND/BUY AUD/IBRD/GDIF/1114AUD05.00	0000011489	AUD	(2,702,000)	(2,781,709)	06-Jul-2012	23-Jul-2012	28-Nov-2014
BOND/BUY AUD/IBRD/GDIF/0215AUD05.00A	0000011491	AUD	(2,632,000)	(2,709,644)	06-Jul-2012	23-Jul-2012	24-Feb-2015
BOND/BUY AUD/IBRD/GDIF/0815AUD05.00	0000011507	AUD	(2,104,000)	(2,185,635)	12-Jul-2012	26-Jul-2012	17-Aug-2015
BOND/BUY AUD/IBRD/GDIF/0315AUD04.80	0000011517	AUD	(2,311,000)	(2,429,785)	19-Jul-2012	02-Aug-2012	30-Mar-2015
BOND/BUY AUD/IBRD/GDIF/0715AUD04.50	0000011535	AUD	(2,798,000)	(2,958,465)	26-Jul-2012	09-Aug-2012	21-Jul-2015
BOND/BUY AUD/IBRD/GDIF/1114AUD04.78	0000011536	AUD	(4,226,000)	(4,468,361)	26-Jul-2012	09-Aug-2012	17-Nov-2014
BOND/BUY AUD/IBRD/GDIF/0314AUD05.08	0000011538	AUD	(2,420,000)	(2,546,203)	27-Jul-2012	10-Aug-2012	18-Mar-2014
BOND/BUY AUD/IBRD/GDIF/0115AUD04.85	0000011541	AUD	(3,063,000)	(3,235,294)	30-Jul-2012	13-Aug-2012	27-Jan-2015
BOND/BUY AUD/IBRD/GDIF/1115AUD05.02	0000011546	AUD	(7,083,000)	(7,418,380)	01-Aug-2012	15-Aug-2012	18-Nov-2015
BOND/BUY AUD/IBRD/GDIF/0714AUD04.34	0000011547	AUD	(3,450,000)	(3,613,358)	01-Aug-2012	15-Aug-2012	14-Jul-2014
BOND/BUY AUD/IBRD/GDIF/1014AUD03.26	0000011548	AUD	(2,581,000)	(2,703,210)	01-Aug-2012	15-Aug-2012	17-Oct-2014
BOND/BUY AUD/IBRD/GDIF/0615AUD04.86	0000011555	AUD	(2,400,000)	(2,509,560)	07-Aug-2012	20-Aug-2012	22-Jun-2015
BOND/BUY AUD/IBRD/GDIF/0414AUD05.01	0000011554	AUD	(1,485,000)	(1,560,809)	08-Aug-2012	21-Aug-2012	28-Apr-2014
BOND/BUY AUD/IBRD/GDIF/0615AUD04.65	0000011556	AUD	(4,990,000)	(5,244,740)	07-Aug-2012	21-Aug-2012	15-Jun-2015
BOND/BUY AUD/IBRD/GDIF/0914AUD04.26	0000011557	AUD	(2,300,000)	(2,417,415)	07-Aug-2012	21-Aug-2012	16-Sep-2014
BOND/BUY AUD/IBRD/GDIF/0814AUD04.09	0000011560	AUD	(3,767,000)	(3,959,305)	08-Aug-2012	21-Aug-2012	15-Aug-2014
BOND/BUY AUD/IBRD/GDIF/1114AUD04.62	0000011566	AUD	(3,760,000)	(3,900,436)	15-Aug-2012	28-Aug-2012	21-Nov-2014
BOND/BUY AUD/IBRD/GDIF/0214AUD05.14	0000011572	AUD	(3,204,000)	(3,310,373)	20-Aug-2012	30-Aug-2012	18-Feb-2014
BOND/BUY AUD/IBRD/GDIF/0215AUD04.88	0000011577	AUD	(5,153,000)	(5,324,080)	22-Aug-2012	30-Aug-2012	17-Feb-2015
BOND/BUY AUD/IBRD/GDIF/0114AUD05.10	0000011579	AUD	(3,564,000)	(3,682,325)	22-Aug-2012	30-Aug-2012	15-Jan-2014

Total By Currency				(78,426,002)

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0615BRL08.19	0000011513	BRL	(41,000,000)	(20,280,464)	13-Jul-2012	30-Jul-2012	26-Jun-2015

Total By Currency				(20,280,464)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 9 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Chilean Pesos
BOND/BUY CLP/IBRD/GDIF/0614CLP04.50	0000011563	CLP	(14,000,000,000)	(29,118,742)	13-Aug-2012	28-Aug-2012	15-Jun-2014

Total By Currency				(29,118,742)

Canadian Dollar
BOND/BUY CAD/IBRD/GDIF/1218CAD00.50	0000011621	CAD	(7,500,000)	(7,644,870)	19-Sep-2012	28-Sep-2012	20-Dec-2018

Total By Currency				(7,644,870)

Euro Currency
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000011496	EUR	(5,897,938)	(7,131,786)	09-Jul-2012	24-Jul-2012	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011514	EUR	(5,681,026)	(6,977,436)	16-Jul-2012	31-Jul-2012	07-Nov-2016
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000011590	EUR	(6,713,940)	(8,792,911)	30-Aug-2012	14-Sep-2012	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000011592	EUR	(7,746,853)	(10,145,667)	30-Aug-2012	14-Sep-2012	07-Nov-2016

Total By Currency				(33,047,800)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR05	0000011445	JPY	(500,000,000)	(6,285,750)	07-Jun-2012	09-Jul-2012	07-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0722JPYSTR06	0000011452	JPY	(500,000,000)	(6,308,352)	12-Jun-2012	11-Jul-2012	11-Jul-2022
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR08	0000011456	JPY	(300,000,000)	(3,794,346)	18-Jun-2012	17-Jul-2012	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR06	0000011458	JPY	(150,000,000)	(1,897,173)	18-Jun-2012	17-Jul-2012	15-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR34	0000011457	JPY	(100,000,000)	(1,266,464)	18-Jun-2012	18-Jul-2012	17-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR30	0000011463	JPY	(200,000,000)	(2,545,501)	19-Jun-2012	20-Jul-2012	20-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0741JPYSTR	0000011475	JPY	(500,000,000)	(6,392,227)	26-Jun-2012	26-Jul-2012	26-Jul-2041
BOND/BUY JPY/IBRD/GDIF/0730JPYSTR01	0000011479	JPY	(100,000,000)	(1,278,691)	03-Jul-2012	30-Jul-2012	29-Jul-2030
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR05	0000011523	JPY	(360,000,000)	(4,597,995)	23-Jul-2012	03-Aug-2012	10-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR05	0000011524	JPY	(370,000,000)	(4,725,717)	23-Jul-2012	03-Aug-2012	22-Jun-2027
BOND/BUY JPY/IBRD/GDIF/0527JPYSTR	0000011525	JPY	(333,000,000)	(4,253,145)	23-Jul-2012	03-Aug-2012	24-May-2027
BOND/BUY JPY/IBRD/GDIF/0838JPYSTR02	0000011492	JPY	(200,000,000)	(2,551,834)	06-Jul-2012	07-Aug-2012	05-Aug-2038
BOND/BUY JPY/IBRD/GDIF/0838JPYSTR04	0000011509	JPY	(100,000,000)	(1,277,710)	12-Jul-2012	13-Aug-2012	13-Aug-2038
BOND/BUY JPY/IBRD/GDIF/0825JPYSTR01	0000011511	JPY	(500,000,000)	(6,388,552)	13-Jul-2012	13-Aug-2012	11-Aug-2025
BOND/BUY JPY/IBRD/GDIF/0532JPYSTR04	0000011550	JPY	(200,000,000)	(2,524,456)	02-Aug-2012	16-Aug-2012	20-May-2032
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR31	0000011521	JPY	(300,000,000)	(3,771,924)	23-Jul-2012	20-Aug-2012	19-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0232JPYSTR05	0000011532	JPY	(100,000,000)	(1,257,308)	25-Jul-2012	20-Aug-2012	18-Feb-2032
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR07	0000011537	JPY	(100,000,000)	(1,273,399)	26-Jul-2012	24-Aug-2012	24-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0938JPYSTR07	0000011567	JPY	(400,000,000)	(5,086,793)	16-Aug-2012	18-Sep-2012	18-Sep-2038
BOND/BUY JPY/IBRD/GDIF/0327JPYSTR10	0000011569	JPY	(1,000,000,000)	(12,669,454)	17-Aug-2012	19-Sep-2012	19-Mar-2027
BOND/BUY JPY/IBRD/GDIF/0327JPYSTR08	0000011578	JPY	(1,000,000,000)	(12,814,763)	22-Aug-2012	24-Sep-2012	23-Mar-2027

Total By Currency				(92,961,554)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 10 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Mexican Peso
BOND/BUY MXN/IBRD/GDIF/0320MXN07.50	0000011528	MXN	(230,000,000)	(17,166,869)	23-Jul-2012	27-Jul-2012	05-Mar-2020

Total By Currency				(17,166,869)

Turkish Lira
BOND/BUY TRY/IBRD/GDIF/0113TRY09.00	0000011485	TRY	(124,000,000)	(68,517,751)	05-Jul-2012	17-Jul-2012	25-Jan-2013

Total By Currency				(68,517,751)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0916USDSTR09	0000011448	USD	(15,000,000)	(15,000,000)	11-Jun-2012	02-Jul-2012	30-Sep-2016
BOND/BUY USD/IBRD/GDIF/1016USDSTR01	0000011476	USD	(5,000,000)	(5,000,000)	28-Jun-2012	19-Jul-2012	19-Oct-2016
BOND/BUY USD/IBRD/GDIF/0721USDSTR	0000011495	USD	(30,000,000)	(30,000,000)	06-Jul-2012	26-Jul-2012	26-Jul-2021
BOND/BUY USD/IBRD/GDIF/1014USDSTR02	0000011493	USD	(10,000,000)	(10,000,000)	06-Jul-2012	27-Jul-2012	27-Oct-2014
BOND/BUY USD/IBRD/GDIF/1016USDSTR02	0000011494	USD	(20,000,000)	(20,000,000)	06-Jul-2012	27-Jul-2012	27-Oct-2016
BOND/BUY USD/IBRD/GDIF/0816USDSTR	0000011539	USD	(30,000,000)	(30,000,000)	27-Jul-2012	17-Aug-2012	17-Aug-2016
BOND/BUY USD/IBRD/GDIF/0916USDSTR06	0000011564	USD	(150,000,000)	(150,000,000)	14-Aug-2012	06-Sep-2012	06-Sep-2016
BOND/BUY USD/IBRD/GDIF/0916USDSTR04	0000011582	USD	(15,000,000)	(15,000,000)	23-Aug-2012	17-Sep-2012	16-Sep-2016
BOND/BUY USD/IBRD/GDIF/0413USDSTR01	0000011583	USD	(80,000,000)	(80,000,000)	23-Aug-2012	17-Sep-2012	15-Apr-2013
BOND/BUY USD/IBRD/GDIF/0317USDSTR	0000011600	USD	(50,000,000)	(50,000,000)	06-Sep-2012	27-Sep-2012	27-Mar-2017
BOND/BUY USD/IBRD/GDIF/0740USDSTR02	0000011437	USD	(45,110,570)	(45,110,570)	06-Jun-2012	09-Jul-2012	09-Jul-2040
BOND/BUY USD/IBRD/GDIF/0740USDSTR	0000011438	USD	(45,110,570)	(45,110,570)	06-Jun-2012	09-Jul-2012	09-Jul-2040
BOND/BUY USD/IBRD/GDIF/0740USDSTR01	0000011440	USD	(45,110,570)	(45,110,570)	06-Jun-2012	09-Jul-2012	09-Jul-2040
BOND/BUY USD/IBRD/GDIF/0740USDSTR03	0000011459	USD	(43,219,424)	(43,219,424)	18-Jun-2012	26-Jul-2012	26-Jul-2040
BOND/BUY USD/IBRD/GDIF/0740USDSTR04	0000011460	USD	(43,219,424)	(43,219,424)	18-Jun-2012	26-Jul-2012	26-Jul-2040
BOND/BUY USD/IBRD/GDIF/0740USDSTR05	0000011461	USD	(43,219,424)	(43,219,424)	18-Jun-2012	26-Jul-2012	26-Jul-2040
BOND/BUY USD/IBRD/GDIF/0740USDSTR06	0000011486	USD	(43,219,424)	(43,219,424)	06-Jul-2012	27-Jul-2012	27-Jul-2040
BOND/BUY USD/IBRD/GDIF/0740USDSTR07	0000011487	USD	(43,219,424)	(43,219,424)	06-Jul-2012	27-Jul-2012	27-Jul-2040
BOND/BUY USD/IBRD/GDIF/0740USDSTR08	0000011488	USD	(43,219,424)	(43,219,424)	06-Jul-2012	27-Jul-2012	27-Jul-2040
BOND/BUY USD/IBRD/GDIF/0726USDSTR	0000011499	USD	(99,794,506)	(99,794,506)	10-Jul-2012	30-Jul-2012	28-Jul-2026
BOND/BUY USD/IBRD/GDIF/0726USDSTR01	0000011500	USD	(38,049,749)	(38,049,749)	10-Jul-2012	30-Jul-2012	28-Jul-2026
BOND/BUY USD/IBRD/GDIF/0941USDSTR	0000011593	USD	(159,500,000)	(159,500,000)	30-Aug-2012	21-Sep-2012	21-Sep-2041

Total By Currency				(1,096,992,506)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2012 through September 30, 2012

Page 11 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
South African Rand
BOND/BUY ZAR/IBRD/GDIF/0319ZAR00.50	0000011529	ZAR	(272,000,000)	(33,060,664)	23-Jul-2012	27-Jul-2012	28-Mar-2019
BOND/BUY ZAR/IBRD/GDIF/0415ZAR00.50	0000011553	ZAR	(200,000,000)	(24,246,245)	06-Aug-2012	16-Aug-2012	20-Apr-2015
BOND/BUY ZAR/IBRD/GDIF/0219ZAR00.50	0000011559	ZAR	(400,000,000)	(48,416,772)	08-Aug-2012	21-Aug-2012	25-Feb-2019
BOND/BUY ZAR/IBRD/GDIF/1228ZAR0	0000011534	ZAR	(107,670,000)	(13,086,918)	11-Jul-2012	27-Jul-2012	29-Dec-2028
BOND/BUY ZAR/IBRD/GDIF/1225ZAR00.00	0000011588	ZAR	(125,000,000)	(15,282,668)	28-Aug-2012	10-Sep-2012	31-Dec-2025
BOND/BUY ZAR/IBRD/GDIF/0226ZAR00.00	0000011604	ZAR	(212,000,000)	(25,809,593)	07-Sep-2012	25-Sep-2012	17-Feb-2026

Total By Currency				(159,902,860)

Total Early Retirement				(1,604,059,419)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

July 01, 2012 through September 30, 2012

Page 1 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS003JUL12	0010219869	USD	100,000,000	100,000,000	02-Jul-2012	02-Jul-2012	03-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS016JUL12	0010221283	USD	47,000,000	47,000,000	13-Jul-2012	13-Jul-2012	16-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JUL12	0010221306	USD	10,000,000	10,000,000	13-Jul-2012	13-Jul-2012	27-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS005SEP12	0010221936	USD	50,000,000	50,000,000	17-Jul-2012	17-Jul-2012	05-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS006SEP12	0010221939	USD	100,000,000	100,000,000	17-Jul-2012	17-Jul-2012	06-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JUL12	0010222302	USD	100,000,000	100,000,000	18-Jul-2012	18-Jul-2012	19-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS007JAN13	0010222305	USD	50,000,000	50,000,000	18-Jul-2012	18-Jul-2012	07-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS024JUL12	0010222306	USD	300,000,000	300,000,000	18-Jul-2012	18-Jul-2012	24-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JUL12	0010222312	USD	15,000,000	15,000,000	18-Jul-2012	18-Jul-2012	19-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010222313	USD	4,930,000	4,930,000	18-Jul-2012	18-Jul-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS016JAN13	0010222044	USD	20,000,000	20,000,000	17-Jul-2012	19-Jul-2012	16-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS023OCT12	0010222428	USD	200,000,000	200,000,000	19-Jul-2012	19-Jul-2012	23-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS017DEC12	0010222429	USD	11,000,000	11,000,000	19-Jul-2012	19-Jul-2012	17-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS014SEP12	0010222431	USD	75,000,000	75,000,000	19-Jul-2012	19-Jul-2012	14-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS018SEP12	0010222433	USD	100,000,000	100,000,000	19-Jul-2012	19-Jul-2012	18-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS018OCT12	0010222434	USD	100,000,000	100,000,000	19-Jul-2012	19-Jul-2012	18-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS020JUL12	0010222435	USD	200,000,000	200,000,000	19-Jul-2012	19-Jul-2012	20-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS015OCT12	0010222421	USD	200,000,000	200,000,000	19-Jul-2012	20-Jul-2012	15-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS015OCT12	0010222422	USD	100,000,000	100,000,000	19-Jul-2012	20-Jul-2012	15-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS019NOV12	0010222430	USD	100,000,000	100,000,000	19-Jul-2012	20-Jul-2012	19-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS024JUL12	0010222458	USD	200,000,000	200,000,000	23-Jul-2012	23-Jul-2012	24-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS025JUL12	0010222527	USD	200,000,000	200,000,000	24-Jul-2012	24-Jul-2012	25-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS025JAN13	0010222459	USD	250,000,000	250,000,000	23-Jul-2012	25-Jul-2012	25-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS026JUL12	0010222622	USD	150,000,000	150,000,000	25-Jul-2012	25-Jul-2012	26-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JUL12	0010222656	USD	100,000,000	100,000,000	26-Jul-2012	26-Jul-2012	27-Jul-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

July 01, 2012 through September 30, 2012

Page 2 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS031JUL12	0010222727	USD	100,000,000	100,000,000	30-Jul-2012	30-Jul-2012	31-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS001AUG12	0010222916	USD	100,000,000	100,000,000	31-Jul-2012	31-Jul-2012	01-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010223240	USD	7,410,000	7,410,000	01-Aug-2012	01-Aug-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS008AUG12	0010223241	USD	100,000,000	100,000,000	01-Aug-2012	01-Aug-2012	08-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS011SEP12	0010223248	USD	50,000,000	50,000,000	01-Aug-2012	01-Aug-2012	11-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS003AUG12	0010223283	USD	43,000,000	43,000,000	02-Aug-2012	02-Aug-2012	03-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS003AUG12	0010223290	USD	33,000,000	33,000,000	02-Aug-2012	02-Aug-2012	03-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS003AUG12	0010223293	USD	85,000,000	85,000,000	02-Aug-2012	02-Aug-2012	03-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS009AUG12	0010223305	USD	44,041,000	44,041,000	02-Aug-2012	02-Aug-2012	09-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS004SEP12	0010223243	USD	50,000,000	50,000,000	01-Aug-2012	03-Aug-2012	04-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS004SEP12	0010223258	USD	100,000,000	100,000,000	02-Aug-2012	03-Aug-2012	04-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS004SEP12	0010223368	USD	200,000,000	200,000,000	03-Aug-2012	03-Aug-2012	04-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010223402	USD	3,040,000	3,040,000	06-Aug-2012	06-Aug-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS005OCT12	0010223406	USD	1,500,000	1,500,000	06-Aug-2012	06-Aug-2012	05-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010223403	USD	6,650,000	6,650,000	06-Aug-2012	07-Aug-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS008AUG12	0010223476	USD	500,000	500,000	07-Aug-2012	07-Aug-2012	08-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS010AUG12	0010223642	USD	61,000,000	61,000,000	09-Aug-2012	09-Aug-2012	10-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS010SEP12	0010223643	USD	100,000,000	100,000,000	09-Aug-2012	09-Aug-2012	10-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS001OCT12	0010223644	USD	100,000,000	100,000,000	09-Aug-2012	09-Aug-2012	01-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS016AUG12	0010223646	USD	36,000,000	36,000,000	09-Aug-2012	09-Aug-2012	16-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS002OCT12	0010223645	USD	100,000,000	100,000,000	09-Aug-2012	10-Aug-2012	02-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS013AUG12	0010224581	USD	96,000,000	96,000,000	10-Aug-2012	10-Aug-2012	13-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS014AUG12	0010224869	USD	20,000,000	20,000,000	13-Aug-2012	13-Aug-2012	14-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS021AUG12	0010225114	USD	60,000,000	60,000,000	14-Aug-2012	14-Aug-2012	21-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS005OCT12	0010225115	USD	5,000,000	5,000,000	14-Aug-2012	14-Aug-2012	05-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS015AUG12	0010225122	USD	165,450,000	165,450,000	14-Aug-2012	14-Aug-2012	15-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010225556	USD	8,702,000	8,702,000	15-Aug-2012	15-Aug-2012	07-Dec-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

July 01, 2012 through September 30, 2012

Page 3 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS016AUG12	0010225567	USD	140,000,000	140,000,000	15-Aug-2012	15-Aug-2012	16-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS016AUG12	0010225586	USD	200,000,000	200,000,000	15-Aug-2012	15-Aug-2012	16-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS017AUG12	0010225734	USD	80,000,000	80,000,000	16-Aug-2012	16-Aug-2012	17-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS017AUG12	0010225739	USD	139,275,000	139,275,000	16-Aug-2012	16-Aug-2012	17-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS016NOV12	0010225113	USD	250,000,000	250,000,000	14-Aug-2012	17-Aug-2012	16-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS021AUG12	0010226708	USD	200,000,000	200,000,000	20-Aug-2012	20-Aug-2012	21-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS022AUG12	0010226783	USD	200,000,000	200,000,000	21-Aug-2012	21-Aug-2012	22-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS023AUG12	0010226910	USD	200,000,000	200,000,000	22-Aug-2012	22-Aug-2012	23-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS024AUG12	0010226991	USD	200,000,000	200,000,000	23-Aug-2012	23-Aug-2012	24-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS024AUG12	0010227000	USD	100,000,000	100,000,000	23-Aug-2012	23-Aug-2012	24-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS007DEC12	0010227020	USD	7,900,000	7,900,000	23-Aug-2012	24-Aug-2012	07-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS027AUG12	0010227088	USD	15,500,000	15,500,000	24-Aug-2012	24-Aug-2012	27-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS028AUG12	0010227160	USD	200,000,000	200,000,000	27-Aug-2012	27-Aug-2012	28-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS029AUG12	0010227247	USD	102,000,000	102,000,000	28-Aug-2012	28-Aug-2012	29-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS030AUG12	0010227338	USD	200,000,000	200,000,000	29-Aug-2012	29-Aug-2012	30-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS030AUG12	0010227339	USD	100,000,000	100,000,000	29-Aug-2012	29-Aug-2012	30-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS031AUG12	0010227443	USD	172,000,000	172,000,000	30-Aug-2012	30-Aug-2012	31-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS004SEP12	0010227578	USD	200,000,000	200,000,000	31-Aug-2012	31-Aug-2012	04-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS003OCT12	0010228052	USD	100,000,000	100,000,000	04-Sep-2012	04-Sep-2012	03-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS004OCT12	0010228053	USD	100,000,000	100,000,000	04-Sep-2012	04-Sep-2012	04-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS005NOV12	0010228070	USD	5,000,000	5,000,000	04-Sep-2012	04-Sep-2012	05-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS013SEP12	0010228071	USD	50,000,000	50,000,000	04-Sep-2012	04-Sep-2012	13-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS013SEP12	0010228089	USD	50,000,000	50,000,000	05-Sep-2012	05-Sep-2012	13-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS007SEP12	0010228146	USD	114,000,000	114,000,000	06-Sep-2012	06-Sep-2012	07-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS011OCT12	0010228144	USD	100,000,000	100,000,000	06-Sep-2012	07-Sep-2012	11-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS010SEP12	0010228181	USD	200,000,000	200,000,000	07-Sep-2012	07-Sep-2012	10-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS011SEP12	0010228262	USD	136,000,000	136,000,000	10-Sep-2012	10-Sep-2012	11-Sep-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

July 01, 2012 through September 30, 2012

Page 4 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001OCT12	0010228409	USD	25,000,000	25,000,000	11-Sep-2012	11-Sep-2012	01-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS012SEP12	0010228410	USD	90,000,000	90,000,000	11-Sep-2012	11-Sep-2012	12-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS019OCT12	0010228419	USD	50,000,000	50,000,000	11-Sep-2012	12-Sep-2012	19-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS001NOV12	0010229138	USD	100,000,000	100,000,000	12-Sep-2012	12-Sep-2012	01-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS014SEP12	0010229142	USD	50,000,000	50,000,000	12-Sep-2012	12-Sep-2012	14-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS013NOV12	0010229151	USD	37,000,000	37,000,000	12-Sep-2012	12-Sep-2012	13-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS006NOV12	0010229521	USD	100,000,000	100,000,000	13-Sep-2012	17-Sep-2012	06-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS018MAR13	0010229528	USD	130,000,000	130,000,000	13-Sep-2012	17-Sep-2012	18-Mar-2013
DIN/SELL USD/IBRD/DIN IBRDUS016OCT12	0010230324	USD	50,000,000	50,000,000	17-Sep-2012	17-Sep-2012	16-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS006NOV12	0010230325	USD	45,800,000	45,800,000	17-Sep-2012	17-Sep-2012	06-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS023OCT12	0010230334	USD	50,000,000	50,000,000	17-Sep-2012	17-Sep-2012	23-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS018SEP12	0010230336	USD	200,000,000	200,000,000	17-Sep-2012	17-Sep-2012	18-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS023OCT12	0010230331	USD	25,000,000	25,000,000	17-Sep-2012	18-Sep-2012	23-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS017OCT12	0010230335	USD	20,000,000	20,000,000	17-Sep-2012	18-Sep-2012	17-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS018OCT12	0010230605	USD	100,000,000	100,000,000	18-Sep-2012	18-Sep-2012	18-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS020NOV12	0010230610	USD	100,000,000	100,000,000	18-Sep-2012	18-Sep-2012	20-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS019SEP12	0010230611	USD	200,000,000	200,000,000	18-Sep-2012	18-Sep-2012	19-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS009OCT12	0010230603	USD	10,000,000	10,000,000	18-Sep-2012	19-Sep-2012	09-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS009OCT12	0010230604	USD	200,000,000	200,000,000	18-Sep-2012	19-Sep-2012	09-Oct-2012
DIN/SELL USD/IBRD/DIN IBRDUS020SEP12	0010230928	USD	93,205,000	93,205,000	19-Sep-2012	19-Sep-2012	20-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS028DEC12	0010230917	USD	3,000,000	3,000,000	19-Sep-2012	20-Sep-2012	28-Dec-2012
DIN/SELL USD/IBRD/DIN IBRDUS021SEP12	0010231263	USD	70,000,000	70,000,000	20-Sep-2012	20-Sep-2012	21-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS021SEP12	0010231264	USD	98,000,000	98,000,000	20-Sep-2012	20-Sep-2012	21-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS021SEP12	0010231281	USD	5,000,000	5,000,000	20-Sep-2012	20-Sep-2012	21-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS024SEP12	0010231342	USD	200,000,000	200,000,000	21-Sep-2012	21-Sep-2012	24-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS024SEP12	0010231344	USD	139,570,000	139,570,000	21-Sep-2012	21-Sep-2012	24-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS025SEP12	0010231465	USD	141,000,000	141,000,000	24-Sep-2012	24-Sep-2012	25-Sep-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

July 01, 2012 through September 30, 2012

Page 5 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS026SEP12	0010231581	USD	132,000,000	132,000,000	25-Sep-2012	25-Sep-2012	26-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS014NOV12	0010231536	USD	100,000,000	100,000,000	25-Sep-2012	26-Sep-2012	14-Nov-2012
DIN/SELL USD/IBRD/DIN IBRDUS027SEP12	0010231696	USD	200,000,000	200,000,000	26-Sep-2012	26-Sep-2012	27-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS022JAN13	0010231693	USD	150,000,000	150,000,000	26-Sep-2012	27-Sep-2012	22-Jan-2013
DIN/SELL USD/IBRD/DIN IBRDUS028SEP12	0010231717	USD	200,000,000	200,000,000	27-Sep-2012	27-Sep-2012	28-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS028SEP12	0010231718	USD	100,000,000	100,000,000	27-Sep-2012	27-Sep-2012	28-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS028SEP12	0010231719	USD	100,000,000	100,000,000	27-Sep-2012	27-Sep-2012	28-Sep-2012
BOND/SELL USD/IBRD/GDIF/0913USD00.132	0000011605	USD	75,000,000	75,000,000	11-Sep-2012	24-Sep-2012	24-Sep-2013
BOND/SELL USD/IBRD/GDIF/1013USD00.00	0000011640	USD	4,700,000	4,700,000	27-Sep-2012	04-Oct-2012	04-Oct-2013

Total New Borrowings				11,415,173,000

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

July 01, 2012 through September 30, 2012

Page 6 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS013JUL12	0010204865	USD	(125,000,000)	(125,000,000)	20-Jan-2012	20-Jan-2012	13-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JUL12	0010205253	USD	(1,000,000,000)	(1,000,000,000)	26-Jan-2012	27-Jan-2012	27-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS013JUL12	0010205886	USD	(31,991,000)	(31,991,000)	02-Feb-2012	02-Feb-2012	13-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS006AUG12	0010205892	USD	(28,000,000)	(28,000,000)	02-Feb-2012	03-Feb-2012	06-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS008AUG12	0010205962	USD	(100,000,000)	(100,000,000)	06-Feb-2012	06-Feb-2012	08-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS010AUG12	0010206161	USD	(100,000,000)	(100,000,000)	08-Feb-2012	08-Feb-2012	10-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS013AUG12	0010206186	USD	(100,000,000)	(100,000,000)	09-Feb-2012	13-Feb-2012	13-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS016AUG12	0010206802	USD	(150,000,000)	(150,000,000)	14-Feb-2012	16-Feb-2012	16-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS017AUG12	0010207402	USD	(100,000,000)	(100,000,000)	15-Feb-2012	17-Feb-2012	17-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS023AUG12	0010207842	USD	(150,000,000)	(150,000,000)	21-Feb-2012	23-Feb-2012	23-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS017AUG12	0010210718	USD	(20,900,000)	(20,900,000)	22-Mar-2012	23-Mar-2012	17-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS023AUG12	0010218303	USD	(8,737,000)	(8,737,000)	14-Jun-2012	15-Jun-2012	23-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS006JUL12	0010218305	USD	(9,120,000)	(9,120,000)	14-Jun-2012	15-Jun-2012	06-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS002JUL12	0010219035	USD	(10,000,000)	(10,000,000)	20-Jun-2012	20-Jun-2012	02-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS002JUL12	0010219150	USD	(8,000,000)	(8,000,000)	21-Jun-2012	21-Jun-2012	02-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS003JUL12	0010219869	USD	(100,000,000)	(100,000,000)	02-Jul-2012	02-Jul-2012	03-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS016JUL12	0010221283	USD	(47,000,000)	(47,000,000)	13-Jul-2012	13-Jul-2012	16-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JUL12	0010221306	USD	(10,000,000)	(10,000,000)	13-Jul-2012	13-Jul-2012	27-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS005SEP12	0010221936	USD	(50,000,000)	(50,000,000)	17-Jul-2012	17-Jul-2012	05-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS006SEP12	0010221939	USD	(100,000,000)	(100,000,000)	17-Jul-2012	17-Jul-2012	06-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JUL12	0010222302	USD	(100,000,000)	(100,000,000)	18-Jul-2012	18-Jul-2012	19-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS024JUL12	0010222306	USD	(300,000,000)	(300,000,000)	18-Jul-2012	18-Jul-2012	24-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS019JUL12	0010222312	USD	(15,000,000)	(15,000,000)	18-Jul-2012	18-Jul-2012	19-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS014SEP12	0010222431	USD	(75,000,000)	(75,000,000)	19-Jul-2012	19-Jul-2012	14-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS018SEP12	0010222433	USD	(100,000,000)	(100,000,000)	19-Jul-2012	19-Jul-2012	18-Sep-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

July 01, 2012 through September 30, 2012

Page 7 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS020JUL12	0010222435	USD	(200,000,000)	(200,000,000)	19-Jul-2012	19-Jul-2012	20-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS024JUL12	0010222458	USD	(200,000,000)	(200,000,000)	23-Jul-2012	23-Jul-2012	24-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS025JUL12	0010222527	USD	(200,000,000)	(200,000,000)	24-Jul-2012	24-Jul-2012	25-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS026JUL12	0010222622	USD	(150,000,000)	(150,000,000)	25-Jul-2012	25-Jul-2012	26-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS027JUL12	0010222656	USD	(100,000,000)	(100,000,000)	26-Jul-2012	26-Jul-2012	27-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS031JUL12	0010222727	USD	(100,000,000)	(100,000,000)	30-Jul-2012	30-Jul-2012	31-Jul-2012
DIN/SELL USD/IBRD/DIN IBRDUS001AUG12	0010222916	USD	(100,000,000)	(100,000,000)	31-Jul-2012	31-Jul-2012	01-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS008AUG12	0010223241	USD	(100,000,000)	(100,000,000)	01-Aug-2012	01-Aug-2012	08-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS011SEP12	0010223248	USD	(50,000,000)	(50,000,000)	01-Aug-2012	01-Aug-2012	11-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS003AUG12	0010223283	USD	(43,000,000)	(43,000,000)	02-Aug-2012	02-Aug-2012	03-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS003AUG12	0010223290	USD	(33,000,000)	(33,000,000)	02-Aug-2012	02-Aug-2012	03-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS003AUG12	0010223293	USD	(85,000,000)	(85,000,000)	02-Aug-2012	02-Aug-2012	03-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS009AUG12	0010223305	USD	(44,041,000)	(44,041,000)	02-Aug-2012	02-Aug-2012	09-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS004SEP12	0010223243	USD	(50,000,000)	(50,000,000)	01-Aug-2012	03-Aug-2012	04-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS004SEP12	0010223258	USD	(100,000,000)	(100,000,000)	02-Aug-2012	03-Aug-2012	04-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS004SEP12	0010223368	USD	(200,000,000)	(200,000,000)	03-Aug-2012	03-Aug-2012	04-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS008AUG12	0010223476	USD	(500,000)	(500,000)	07-Aug-2012	07-Aug-2012	08-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS010AUG12	0010223642	USD	(61,000,000)	(61,000,000)	09-Aug-2012	09-Aug-2012	10-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS010SEP12	0010223643	USD	(100,000,000)	(100,000,000)	09-Aug-2012	09-Aug-2012	10-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS016AUG12	0010223646	USD	(36,000,000)	(36,000,000)	09-Aug-2012	09-Aug-2012	16-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS013AUG12	0010224581	USD	(96,000,000)	(96,000,000)	10-Aug-2012	10-Aug-2012	13-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS014AUG12	0010224869	USD	(20,000,000)	(20,000,000)	13-Aug-2012	13-Aug-2012	14-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS021AUG12	0010225114	USD	(60,000,000)	(60,000,000)	14-Aug-2012	14-Aug-2012	21-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS015AUG12	0010225122	USD	(165,450,000)	(165,450,000)	14-Aug-2012	14-Aug-2012	15-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS016AUG12	0010225567	USD	(140,000,000)	(140,000,000)	15-Aug-2012	15-Aug-2012	16-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS016AUG12	0010225586	USD	(200,000,000)	(200,000,000)	15-Aug-2012	15-Aug-2012	16-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS017AUG12	0010225734	USD	(80,000,000)	(80,000,000)	16-Aug-2012	16-Aug-2012	17-Aug-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

July 01, 2012 through September 30, 2012

Page 8 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS017AUG12	0010225739	USD	(139,275,000)	(139,275,000)	16-Aug-2012	16-Aug-2012	17-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS021AUG12	0010226708	USD	(200,000,000)	(200,000,000)	20-Aug-2012	20-Aug-2012	21-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS022AUG12	0010226783	USD	(200,000,000)	(200,000,000)	21-Aug-2012	21-Aug-2012	22-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS023AUG12	0010226910	USD	(200,000,000)	(200,000,000)	22-Aug-2012	22-Aug-2012	23-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS024AUG12	0010226991	USD	(200,000,000)	(200,000,000)	23-Aug-2012	23-Aug-2012	24-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS024AUG12	0010227000	USD	(100,000,000)	(100,000,000)	23-Aug-2012	23-Aug-2012	24-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS027AUG12	0010227088	USD	(15,500,000)	(15,500,000)	24-Aug-2012	24-Aug-2012	27-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS028AUG12	0010227160	USD	(200,000,000)	(200,000,000)	27-Aug-2012	27-Aug-2012	28-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS029AUG12	0010227247	USD	(102,000,000)	(102,000,000)	28-Aug-2012	28-Aug-2012	29-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS030AUG12	0010227338	USD	(200,000,000)	(200,000,000)	29-Aug-2012	29-Aug-2012	30-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS030AUG12	0010227339	USD	(100,000,000)	(100,000,000)	29-Aug-2012	29-Aug-2012	30-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS031AUG12	0010227443	USD	(172,000,000)	(172,000,000)	30-Aug-2012	30-Aug-2012	31-Aug-2012
DIN/SELL USD/IBRD/DIN IBRDUS004SEP12	0010227578	USD	(200,000,000)	(200,000,000)	31-Aug-2012	31-Aug-2012	04-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS013SEP12	0010228071	USD	(50,000,000)	(50,000,000)	04-Sep-2012	04-Sep-2012	13-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS013SEP12	0010228089	USD	(50,000,000)	(50,000,000)	05-Sep-2012	05-Sep-2012	13-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS007SEP12	0010228146	USD	(114,000,000)	(114,000,000)	06-Sep-2012	06-Sep-2012	07-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS010SEP12	0010228181	USD	(200,000,000)	(200,000,000)	07-Sep-2012	07-Sep-2012	10-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS011SEP12	0010228262	USD	(136,000,000)	(136,000,000)	10-Sep-2012	10-Sep-2012	11-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS012SEP12	0010228410	USD	(90,000,000)	(90,000,000)	11-Sep-2012	11-Sep-2012	12-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS014SEP12	0010229142	USD	(50,000,000)	(50,000,000)	12-Sep-2012	12-Sep-2012	14-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS018SEP12	0010230336	USD	(200,000,000)	(200,000,000)	17-Sep-2012	17-Sep-2012	18-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS019SEP12	0010230611	USD	(200,000,000)	(200,000,000)	18-Sep-2012	18-Sep-2012	19-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS020SEP12	0010230928	USD	(93,205,000)	(93,205,000)	19-Sep-2012	19-Sep-2012	20-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS021SEP12	0010231263	USD	(70,000,000)	(70,000,000)	20-Sep-2012	20-Sep-2012	21-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS021SEP12	0010231264	USD	(98,000,000)	(98,000,000)	20-Sep-2012	20-Sep-2012	21-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS021SEP12	0010231281	USD	(5,000,000)	(5,000,000)	20-Sep-2012	20-Sep-2012	21-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS024SEP12	0010231342	USD	(200,000,000)	(200,000,000)	21-Sep-2012	21-Sep-2012	24-Sep-2012

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Short Term

July 01, 2012 through September 30, 2012

Page 9 / 9

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS024SEP12	0010231344	USD	(139,570,000)	(139,570,000)	21-Sep-2012	21-Sep-2012	24-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS025SEP12	0010231465	USD	(141,000,000)	(141,000,000)	24-Sep-2012	24-Sep-2012	25-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS026SEP12	0010231581	USD	(132,000,000)	(132,000,000)	25-Sep-2012	25-Sep-2012	26-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS027SEP12	0010231696	USD	(200,000,000)	(200,000,000)	26-Sep-2012	26-Sep-2012	27-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS028SEP12	0010231717	USD	(200,000,000)	(200,000,000)	27-Sep-2012	27-Sep-2012	28-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS028SEP12	0010231718	USD	(100,000,000)	(100,000,000)	27-Sep-2012	27-Sep-2012	28-Sep-2012
DIN/SELL USD/IBRD/DIN IBRDUS028SEP12	0010231719	USD	(100,000,000)	(100,000,000)	27-Sep-2012	27-Sep-2012	28-Sep-2012
BOND/SELL USD/IBRD/DINS/0712USD00.00	0000010838	USD	(200,000,000)	(200,000,000)	13-Jul-2011	15-Jul-2011	06-Jul-2012
BOND/SELL USD/IBRD/DINS/0712USD00.00A	0000010839	USD	(200,000,000)	(200,000,000)	13-Jul-2011	15-Jul-2011	09-Jul-2012
BOND/SELL USD/IBRD/DINS/0812USD00.00B	0000011034	USD	(50,000,000)	(50,000,000)	08-Nov-2011	10-Nov-2011	08-Aug-2012
BOND/SELL USD/IBRD/DINS/0912USD00.00	0000011117	USD	(271,000,000)	(271,000,000)	13-Dec-2011	15-Dec-2011	17-Sep-2012
BOND/SELL USD/IBRD/DINS/0912USD00.00A	0000011118	USD	(100,000,000)	(100,000,000)	13-Dec-2011	15-Dec-2011	17-Sep-2012
BOND/SELL USD/IBRD/DINS/0912USD00.00B	0000011124	USD	(250,000,000)	(250,000,000)	19-Dec-2011	21-Dec-2011	21-Sep-2012

Total By Currency				(11,221,289,000)

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75	0000010906	MXN	(825,000,000)	(62,969,649)	18-Aug-2011	26-Aug-2011	20-Aug-2012

Total By Currency				(62,969,649)

Total Maturities				(11,284,258,649)